Exhibit 99.2

FIELD TRIP HEALTH LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS AND NINE MONTHS ENDED DECEMBER 31, 2021 AND 2020

(Expressed in Canadian dollars, unless otherwise noted)

Management's Discussion and Analysis

For the three months and Nine Months Ended December 31, 2021 and 2020

DATED: February 15, 2022

This Management’s Discussion and Analysis ("MD&A") for the three months and nine months ended December 31, 2021 and 2020, provides detailed information on the operating activities, performance and financial position of Field Trip Health Ltd. on a consolidated basis ("We", the "Company" or "Field Trip"). This discussion should be read in conjunction with the Company’s annual audited consolidated financial statements and accompanying notes for the fiscal year ended March 31, 2021 and for the period from April 2, 2019 (date of incorporation) to March 31, 2020 (“audited consolidated financial statements”). The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board (“IASB”), and are reported in Canadian dollars, unless otherwise noted.

The Company’s fiscal year commences April 1st of each year and ends on March 31st of the following year. The Company’s current fiscal year, which ends on March 31, 2022, is referred to as the "current fiscal year", "fiscal 2022", or using similar words. The Company’s current three months ended December 31, 2021, is referred to as the "current fiscal quarter”, "third quarter of fiscal 2022", or using similar words.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

This document includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, made by Field Trip that address activities, events or developments that Field Trip expects or anticipates will or may occur in the future are forward-looking statements, including statements preceded by, followed by or that include words such as "may", "will", "would", "could", "should", "believes", "estimates", "projects", "potential", "expects", "plans", "intends", "anticipates", "targeted", "continues", "forecasts", "designed", "goal", or the negative of those words or other similar or comparable words. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as at the date they are made and are based on information currently available and on management’s current expectations and assumptions concerning Field Trip’s future events, financial conditions, results of operations, plans, objectives, performance, business developments, objectives or milestones. Actual results and developments may differ materially from those contemplated by these statements. Forward-looking statements in this document include statements related to, the business and future activities of Field Trip, and developments related to, Field Trip after the date of this document, including but not limited to, statements relating to future business strategy, competitive strengths, goals, expansion and growth of Field Trip's business, operations and plans, including potential new revenue streams, the completion of contemplated expansion by Field Trip, changes in laws or regulatory requirements, the market for Field Trip's services, uptake of training in psychedelic assisted psychotherapy by licensed professionals, interest in and uptake of the various treatment programs by therapists and patients, the ability of management to realize, sustain and continue optimization of its clinical operations, the impact of the COVID-19 pandemic and its variants, the business objectives of Field Trip and its research and development activities, the acceptance in the medical community of ketamine and other psychedelic substances as effective treatment for depression, post-traumatic stress disorder, addiction and other mental health conditions, the funds available to Field Trip and the use of such funds, the healthcare industry in Canada and the United States, the ability of Field Trip to operate its Clinics (as defined below), the construction and commencement of construction of additional Clinics, the development, patentability and viability of FT Discovery (as defined below) molecule FT-104 and the FT-200 Group, the ability of Field Trip to complete an investigational new drug application and obtain regulatory approvals, as required, prior to initiating any additional clinical trials for FT-104 and molecules within the FT-200 Group, the ability of Field Trip to meet eligibility requirements for clinical testing and through to more complex clinical trials, the ability of Field Trip to obtain regulatory approvals prior to each clinical trial, approval of phase 1 human trials, if any, the ability of Field Trip to generate patient member growth, and the completion and potential outcomes of the Strategic Review (as defined below). Forward-looking statements are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from that which are expressed or implied by such forward-looking statements. These risks and uncertainties include those related to: the ability of Field Trip to secure additional financing for current and future operations and capital projects, as needed; future issuances or actual or potential sales of securities; negative operating cash flow and going concern; discretion over the use of proceeds; unpredictability and volatility of the listed securities of Field Trip; speculative nature of an investment in the securities of Field Trip; limited operating history as a public company; a significant number of common shares of Field Trip (the "Common Shares") are owned by a limited number of existing shareholders; the expected future losses of Field Trip and profitability; significant risks inherent in the nature of the health clinic industry; risks associated with failure to achieve its publicly announced milestones according to schedule, or at all; risks related to potential operations in jurisdictions that have passed or are considering measures to legalize psychedelics; risks associated with the regulation of psilocybin containing truffles and mushrooms in The Netherlands, Jamaica and elsewhere; reliance on drug developers; reliance on contract manufacturers; violations of laws and regulations; reliance on the capabilities and experience of its key executives and scientists; the possible engagement in misconduct or other improper activities by employees; the expansion of Field Trip's business through acquisitions or collaborations; risk of product liability claims; risks related to third-party licenses; changes in patent law; litigation regarding patents, patent applications, and other proprietary rights; reliance on third parties; no assurance of an active or liquid market; public markets and share prices; additional issuances and dilution; the ability of Field Trip to secure additional financing for current and future operations and capital projects, as needed, which may not be available on acceptable terms, or at all; Field Trip’s dependence on management and key personnel; general economic, market and business conditions, early-stage industry growth rates, the risks associated with competition from other companies directly or indirectly engaged in Field Trip’s industry; negative results from clinical trials; foreign currency exchange rate fluctuations and its effects on Field Trip’s operations; the risks and costs associated with being a publicly traded company, the market demand for the Common Shares; non-compliance with laws; medical personnel operating out of the Clinics; unfavourable publicity or consumer perception; patient acquisitions; drug development risks; substantial risks of regulatory or political change; the ability to obtain necessary government permits and licences; ketamine as a pharmaceutical; non-referral of patients; negative cash flow from operating activities; management of growth; intellectual property; litigation; insurance coverage; Field Trip being a holding company; the industry being difficult to forecast; conflicts of interest; enforcement of legal rights; emerging market risks; enforcement of legal rights in foreign jurisdictions; inadequate internal controls over financial reporting; agriculture risks; violations of laws and regulations related to drug development; reliance on third parties for drug development; ability to produce commercial grade pharmaceuticals; clinical testing; regulatory approval process; cyber-attacks; reliance upon insurers and governments; and difficulty in enforcing judgments and effecting service of process on directors and officers. Other risks and uncertainties not presently known to the Company or that the Company presently believe are not material could also cause actual results or events to differ materially from those expressed in the forward-looking statements contained herein.

For a more detailed discussion of risks and other factors, see Field Trip's amended Annual Information Form (“AIF”) dated July 16, 2021 under the heading "Risk Factors", or otherwise disclosed in the public filings made with applicable securities regulatory authorities and available under Field Trip's SEDAR and EDGAR profiles.

There can be no assurance that such forward-looking information and statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such information and statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. The forward-looking information and statements contained herein are presented for the purposes of assisting readers in understanding Field Trip's expected financial and operating performance and Field Trip's plans and objectives and may not be appropriate for other purposes.

The forward-looking information and statements contained in this document represent Field Trip's views as of the date of this document and forward-looking information and statements contained in the documents incorporated by reference herein represent Field Trip's views as of the date of such documents, unless otherwise indicated in such documents. Field Trip anticipates that subsequent events and developments may cause its views to change. However, while Field Trip may elect to update such forward-looking information and statements at a future time, it has no current intention of doing so except to the extent required by applicable law.

OVERVIEW

Corporate Structure

The Company was formed on September 30, 2008, pursuant to an amalgamation under the Business Corporations Act (Alberta) and adopted the name "Newton Energy Corporation". On September 30, 2020, in connection with the Transaction (as defined below), the Company filed articles of amendment to: (i) consolidated its outstanding Common Shares on an eight (8) old for one (1) new basis; and (ii) change its name from Newton Energy Corporation to "Field Trip Health Ltd."

On October 1, 2020: (i) the Company and Field Trip Psychedelics Inc. ("FTP") completed a series of transactions resulting in a reorganization of FTP and the Company and pursuant to which the Company became the direct parent and sole shareholder of FTP; (ii) the Company changed its year end from December 31 to March 31; and (iii) the Company was continued under the Canada Business Corporations Act (the "Continuance") by Certificate and Articles of Continuance ((i) – (iii) collectively referred to as the "Transaction"). The Transaction constituted a Reverse Takeover of the Company by FTP under applicable securities laws.

The Common Shares were listed on the NEX board of the TSX Venture Exchange (the “TSXV”) until September 30, 2020, when they were delisted from the TSXV in connection with the completion of the Transaction. The Common Shares commenced trading on the Canadian Securities Exchange (the "CSE") on October 6, 2020 under the symbol "FTRP" and were also posted for trading on the OTCQX Best Market (“OTCQX”) on January 28, 2021 under the symbol "FTRPF". The Common Shares were subsequently delisted from the CSE and listed on the Toronto Stock Exchange (“TSX”) on June 7, 2021 under the ticker symbols “FTRP” and “FTRP.WT”.

On July 29, 2021, the Common Shares commenced trading on the NASDAQ Global Select Market (“NASDAQ”) under the ticker symbol “FTRP”. Concurrent with the NASDAQ listing, Field Trip’s Common Shares ceased to be quoted on the OTCQX. The Company previously completed the process to ensure its shares are eligible for electronic clearing and settlement through the Depository Trust Company (DTC).

The Company's registered office and head office is located at 30 Duncan Street, Suite 401, Toronto, ON M5V 2C3. The following diagram describes the subsidiaries of Field Trip, their place of incorporation and continuance or formation.

The Company operates through several subsidiaries. Please see “Business of the Company”.

Business of the Company

Field Trip is a leader in the development and delivery of psychedelic-assisted therapies (“PAT”).  The use of PAT is gaining traction in response to clinical research and academic studies showing evidence of their safety and efficacy in the treatment of mental health and mood disorders, such as severe depression, anxiety and post-traumatic stress disorder, which are part of a growing, global mental health crisis.

The Company's primary focus is to develop proprietary, competitive, and differentiated PAT (both through novel psychedelic molecules and innovation in therapeutic protocols), with a view to achieving the best patient outcomes in the treatment of mental health and mood disorders. Our Field Trip Health (“FT Health”) division operates Clinics (as defined below) with a view to delivering legal psychedelic treatments to patients suffering from mental health and mood disorders.

Structurally, our research and development strategies are established by our Field Trip Discovery (“FT Discovery'') division, which is then executed through contract research and manufacturing organizations for molecule development and clinical research and through FT Health (defined below) for therapeutic protocol innovation. FT Discovery is conducting preclinical research into its first novel psychedelic molecule, FT-104, that would allow testing of the drug in human clinical research. In addition, FT Discovery is exploring families of new chemical entity (“NCE”) structures, coined the FT-200 Group, as part of a development pipeline program. See FT Discovery - Advanced Research and Drug Development.

FT Health operates Clinics across North America and Europe providing ketamine-assisted psychotherapy (“KAP”) and therapies with other legal psychedelics under various programs. The Clinics operated by FT Health primarily operate as patient treatment centres for the treatment of mental health and mood disorders, while also providing our medical and therapeutic teams with opportunities to: (i)  develop hands-on knowledge and experience to  further improve on the existing  therapeutic protocols to optimize and customize the safe and effective delivery of PAT; (ii) identify new indications with existing and novel psychedelic medicines, such as FT-104 and future pipeline drugs under well-controlled conditions; and (iii) conduct clinical research studies for FT Discovery and other third parties through its Sites Management Organization (“SMO”) service offering. See Other Business – Clinic Support. In addition, FT Health conducts research to drive therapeutic protocol research and innovation. See Clinics - Field Trip Health Centres.

In support of the FT Health business, our Field Trip Digital (“FT Digital”) division develops digital tools such as the mobile application, “Trip”, and the patient application, “Portal”, to support and enhance the patient outcomes and experience. Further, our Field Trip Training division offers programs including both didactic and experiential training to therapists and medical professionals who wish to learn about KAP. See Other Business – Clinic Support.

Field Trip also conducts botanical research in partnership with the University of the West Indies (“UWI”) through Field Trip Natural Products Inc. (“FTNP”). FTNP’s research program comprises the cultivation, as well as the identification and isolation of new substances contained in psilocybin mushrooms and other related fungi (the “Psilocybin Research”). Pursuant to a research agreement with UWI (the “Research Agreement”), the Company has leased a 2,072 sq. ft. custom-built research and cultivation facility on the university campus (the “Jamaica Facility”). See Other Business – Botanical Research.

Field Trip currently takes an integrated approach, combining novel psychedelic drug development, optimized therapeutic protocols and digital tools in combination to achieve Field Trip’s ultimate goal of successfully commercializing novel psychedelic therapeutics and therapies.

In the previous quarter, the Company commenced a strategic review of the current corporate structure to ensure that each operating segment is best positioned, optimally resourced, and focused to provide maximum long-term value to all stakeholders (the "Strategic Review"). The Strategic Review is exploring all options, ranging from no change to the current structure, to adding additional assets or segments to the business, to a separation of the business units with continued inter-company relationships designed to leverage the synergies represented by an integrated model. The Company has not set a definitive timetable for the conclusion of the Strategic Review and there can be no assurance that the process will result in any transaction or change in structure or strategy. The Company has engaged Bloom Burton Securities Inc. as financial advisor in connection with the Strategic Review.

FT Discovery - Advanced Research and Drug Development

Synthetic and natural serotoninergic psychedelics act to stimulate 5HT2A receptors in the brain resulting in acute and long-term effects. In a first, acute phase, which can last for minutes to hours, there is a profound alteration of normal brain signaling and processing, creating what is generally referred to as a "psychedelic experience" or an "altered state of consciousness." Under psychedelics, the brain “escapes” from its usual tightly constrained and predictable patterns of operation, with a global increase in connectivity of brain regions and brain networks. Often, this can allow patients new introspective insights about their past behavior, memories, actions, feelings and beliefs. In a second extended phase, believed to extend from hours to days after a dose, the biochemistry downstream of the 5HT2A receptor can lead to changes in neuronal structure with the strengthening of connections, changes that are grouped under the term neuroplasticity. We believe neuroplastic changes induced by 5HT2A activation in in-vitro models is a good proxy or biomarker for potential clinical effects. We believe by combining psychedelic drug administration with psychotherapy both the acute and long-term effects are guided in a way to maximize improvements in mental health treatments, including in depression, anxiety and addiction.

FT-104

FT Discovery is leading the development of the next generation of custom synthetic molecules targeting serotonin 5HT2A receptors. FT-104 is the first drug candidate in development by FT Discovery. FT-104, given the name “Isoprocin Gutarate”, is a next generation, synthetic psychedelic molecule whose design is, in part, based on classical serotonin 2A psychedelics.  The Company has targeted Treatment Resistant Depression (“TRD”) and Postpartum Depression (“PPD”) as the lead indications for development of FT-104. It is estimated that, globally, there are 322 million people who suffer from major depressive disorders1, of which approximately 33%, or 100 million people, meet the diagnostic criteria for TRD. There are few alternatives for people suffering with TRD and those who are diagnosed with TRD have typically failed first- and second-line therapies, thus TRD represents a significant unmet need for effective treatments. Postpartum depression affects about 10-15% of all mothers of newborns, with an estimated prevalence of 400,000 diagnosed patients in the U.S. per year.2 The only currently approved therapy for PPD requires a significant time commitment away from family and newborn (2.5-3 days) while off-label use of serotonin reuptake inhibitors (“SSRIs”) take a long time for onset and only show limited efficacy. This represents a potential concern for the safety, well-being and long-term development of the child.3

1 https://jamanetwork.com/journals/jama/article-abstract/2618635

2 Gavin NI, Gaynes BN, et al. Obstetrics & Gynecology 2005, 106, 1071.

3 Murray L, Cooper PJ Int. J Psychiatry 1996, 8, 55.

Subsequent to the quarter, the U.S. Patent and Trademark Office (“USPTO”) issued a Notice of Allowance for FT-104, which covers the composition of matter, use and manufacturing of a family of hemi-ester compounds of hydroxytryptamines, including FT-104.

FT-200 Group

Field Trip has initiated a new development program known as the “FT-200 Group” which is focused on the development of molecules with the structure and potency of classical psychedelic molecules at the serotonin 5HT2A receptor, but with reduced or absence of activity at the serotonin 5HT2B receptor.  The 5HT2B receptor is associated with cardiovascular valvulopathies, a liability that limits the use of classical psychedelic to infrequent use.  Molecules from the FT-200 Group Program could demonstrate broader flexibility in dosing and a broader utility, with the potential to be formulated as chronic medications.  FT Discovery has discovered 2 families of molecules that may meet initial criteria, which include potency at the 5HT2A receptor target, improved selectivity with respect to the 5HT2B receptor (off-target) and potential for intellectual property. One such molecule exemplifying the FT-200 Group is a serotonin 2A receptor agonist with excellent potency and is a weak antagonist at the serotonin 2B receptor. As a weak 5HT2B antagonist, it can bind the 5HT2B receptor but its binding deactivates the receptor, and therefore is not expected to produce the adverse cardiovascular effects described above.  This same molecule demonstrates good selectivity relative to other off-target CNS receptors in the brain and therefore could reduce activation of these untargeted receptor systems. Confirming this initial observation will be the object of future investigations with these molecules.

The Company has filed a provisional patent application in the United States to protect the composition, as well as potential formulations and uses of the molecule.  Further work is in progress to expand both families, strengthen the IP portfolio around the FT-200 Group all the while, seeking the optimal lead candidate for preclinical development.

No assurances can be given that Field Trip will be able to meet its development timelines disclosed in this Prospectus or in any Prospectus Supplement, or that FT-104, the FT-200 Group molecule or any other molecule will be a viable therapeutic product.

Clinics - Field Trip Health Centres

The Company seeks to create a global brand of trusted health centres (“Clinics”) for KAP, psychedelic-assisted psychotherapy and psychedelic-integration psychotherapy, utilizing the Company's custom protocol while under the supervision of medical professionals and enabling patients to more effectively and affordably address depression, anxiety, addiction and other conditions.

In addition to the research and innovation focus, the Clinics operated by the Company operate as patient treatment centres where medical teams can develop hands-on knowledge and experience to (i) further improve on the existing therapeutic protocols to optimize and customize the safe and effective delivery of psychedelic-assisted therapies; (ii) identify new indications with existing and novel psychedelic medicines, and (iii) conduct clinical research studies for FT Discovery and other third parties.

The Company believes there is a unique early mover opportunity to build the clinical infrastructure required to meet the anticipated significant demand for psychedelic-assisted therapies. In this regard, we believe the Clinics hold significant strategic value in that they enable the Company to collect large amounts of data on clinical outcomes associated with the setting and therapeutic protocols of psychedelic therapies. This data allows the Company to not only identify areas of unmet need in psychedelic therapies, but also innovate new models and protocols. The Company's focus with the Clinics is to rollout Clinics across North America and Europe to position the Company as the leading global brand of trusted clinics for PAT, providing ketamine-assisted therapy in North America and psilocybin-assisted therapies in The Netherlands and other jurisdictions, where permitted, for the treatment of depression, anxiety, addiction and other conditions.

In accordance with applicable laws, ketamine is the only substance used in North America and then only by patients who have a valid prescription for such medication prescribed by the appropriate medical professional licensed in the jurisdiction where the Clinics operate. KAP is conducted at lower doses of ketamine than what is used in anaesthesia and in a safe setting alongside psychotherapy. Beyond its antidepressant effects, ketamine's ability to promote neural plasticity makes it a powerful tool to pair with the Company's comprehensive psychotherapy program to affect behavioral change.

More specifically, Field Trip offers or plans to offer the following types of services:

●	KAP is a clinic-based treatment that combines the administration of ketamine dosing sessions with exploratory and integrative psychology to accelerate the process of discovery, understanding, catharsis and eventually healing. KAP sessions last longer than traditional therapy, are conducted with medical and psychological support and may include therapy-enhancing tools such as music. KAP is available directly through Field Trip or through cooperative agreements with independent psychotherapists who make arrangements for Field Trip to provide ketamine sessions as an adjunct to psychotherapy offered by those independent psychotherapists. KAP is offered in a one-on-one or therapy team model setting.

●	PAT, which combines the use of psychedelic medicines with psychotherapy sessions and other enhancing therapies in a clinical setting. KAP is a type of psychedelic-assisted psychotherapy that uses ketamine as the psychedelic catalyst. In The Netherlands, the Company offers legal psilocybin truffle therapy.

●	Psychedelic-integration psychotherapy consists of one or more psychotherapy sessions to support a patient’s understanding and processing of past psychedelic experiences through reflection and integration of those experiences. Psychedelic-integration psychotherapy can be combined with psychedelic-assisted psychotherapy, including KAP, or may be employed on its own to integrate patient experience outside of a clinical setting. Psychedelic-integration psychotherapy may be offered in a one-on-one or group setting.

●	And Beyond TherapyTM consists of ongoing psychotherapy with the goal of building on the insights gained through KAP and identifying and reinforcing changes to ongoing negative patterns of thought and behaviour. The And Beyond Program is made available through contractor psychotherapists to patients who have had one or more sessions of KAP.

●	Co-Operative Ketamine Program (“KAP Co-Op”) is a program whereby independent therapists who are experienced or trained in providing psychedelic-assisted therapies may access Field Trip’s world class centers for psychedelic therapies and other resources to provide KAP to their own private practice clients. Under KAP Co-Op, (a) Field Trip facilities and medical professionals provide the ketamine sessions, and (b) third-party therapists provide related integration therapy as part of their ongoing relationship with the patient. A similar program is under development to allow approved therapists to refer patients to Field Trip for ketamine treatment under the team therapy model while retaining status as primary therapist to the client.

While the use of ketamine in KAP is considered "off-label", such use is legal under medical supervision. As such, ketamine is currently the only legal psychedelic medicine generally available to mental health providers in Canada and the United States. As additional psychedelic medicines become available for use in a therapeutic setting and novel psychedelic medicines become available, Field Trip intends to explore the use of other legal methods of psychedelic-assisted psychotherapy.

Currently, as of the date of this MD&A, Field Trip operates and/or owns twelve Clinics: Toronto, Ontario, Fredericton, New Brunswick, Vancouver, British Columbia, New York, New York, Santa Monica, California, San Diego, California, Chicago, Illinois, Atlanta, Georgia, Seattle, Washington, Washington DC, Washington, Houston, Texas and Amsterdam, Netherlands. The US Clinics are owned solely by state-licensed physicians through physician practices or professional medical corporations ("PCs"). The Company has commenced or will commence construction to build an additional six Field Trip Health Centres in Stamford, Connecticut, San Carlos, California, Austin, Texas, Scottsdale, Arizona, Dallas, Texas and Miami, Florida. The Company plans to leverage the success of the Clinics to expand into other markets in other states, while focusing on compliance, control, efficiency and performance in the medical clinic industry. The Clinics are intended to support the Company's strategy of brand development and enable the Company to capture market share, generate brand awareness and earn patient loyalty in its operating markets. The Company continues to evaluate the timing and scope of its expansion strategy pending conclusion of the strategic review previously announced.  Timelines and/or individual milestones may be modified or eliminated in response to conclusions reached in that strategic review. No assurance can be provided as to the outcome of the strategic review or modifications, if any, to the company's planned milestones.

Field Trip believes our Field Trip Health Centres hold significant strategic value in that they enable us to collect large amounts of data from patients on clinical outcomes associated with the set, setting and therapeutic protocols of psychedelic therapies. This data allows us to not only identify areas of unmet need in psychedelic therapies, but also innovate new models and protocols, such as our team therapy model, group ketamine sessions and continuing therapy post-treatment for patients who have completed our therapeutic programs. Preliminary survey data collected from Field Trip KAP clients suggests that the improvement in symptoms from Field Trip's KAP are significant and durable. We plan to continue to leverage the data collection and insights generated from our expansion to enable us to innovate new treatments, new offerings and increase operational efficiency.

Our focus with Field Trip Health Centres is to rollout Clinics across North America and Europe to position Field Trip as the leading global brand of trusted clinics for psychedelic-assisted therapies, providing ketamine-assisted therapy in North America and psilocybin-assisted therapies in The Netherlands and other jurisdictions, where permitted, for the treatment of depression, anxiety, addiction and other conditions.

Other Business – Clinic Support

FT Digital has developed digital tools “Trip” and “Portal” to support patients on their mental health journey. Trip is a mobile application supporting consciousness expansion which is available to users in the Apple and Android app stores. Portal is a next generation digital health platform for clients participating in psychedelic therapies at Field Trip Health centres. Portal connects our patients and therapists with individualized patient journeys and content, along with tools such as video telehealth, chat, mood monitoring, journaling, and activity tracking.

The Company also offers training in PAT for practitioners through its Field Trip Training division. Programs include an experiential training element, which is offered through the Clinics. Professionals who complete Field Trip’s training programs will automatically become eligible to join the KAP Co-Op program, helping establish the next generation of psychedelic therapies.

During the quarter, Field Trip launched its Site Management Organization Services (“SMO Services”), which will enable companies and researchers developing psychedelic therapies to use our Clinics and expertly trained medical and therapy teams to conduct clinical trials.

Other Business – Botanical Research

In partnership with UWI, Field Trip Natural Products is conducting research, development and cultivation of psilocybin mushrooms and other related fungi at the Jamaica Facility. The Company's activity in relation to the research and cultivation of psilocybin mushrooms, botanicals and other related fungi is limited to the jurisdiction of Jamaica and the Company does not handle psychedelic substances except within laboratory and clinical trial settings conducted within approved regulatory frameworks in order to identify and develop treatments for medical conditions and does not have any direct or indirect involvement with illegal selling, production or distribution of any substances in jurisdictions in which it operates. The Company's Jamaica team is comprised of a senior researcher and professor at UWI, Dr. Rupi Delgoda, as well as business consultants, legal counsel and local post-doctoral research students.

It is important to note, that unlike in Canada and the United States, psilocybin mushrooms are not an illegal drug under Jamaica's Dangerous Drugs Act, 1948 ("Jamaica Drug Act"), therefore research on psilocybin mushrooms is not in contravention of the laws of Jamaica and does not require any permit or authorization from the regulatory authorities in Jamaica.

More detailed information regarding the business of the Company, as well as its operations, assets and properties, can be found in the AIF and other documents incorporated by reference herein, as supplemented by the disclosure herein.

REGULATORY ENVIRONMENT

Field Trip operates in a highly regulated industry and in multiple jurisdictions. Below is a summary of key elements of the regulatory environment in which Field Trip operates. Please refer to Field Trip’s AIF for further information.

For clarity, Field Trip Clinics US and Canada currently only handle and administer ketamine (not psilocybin). Field Trip Clinics NL currently only handle and administer psilocybin truffles (not ketamine or synthetic psilocybin or psychedelic mushrooms). Field Trip Discovery development program may involve the synthesis, as well as the clinical and regulatory development of novel molecules, which have structures similar to classical psychedelics like psilocybin. As these compounds are closely related to psychedelic substances, and as third-party vendors synthesize, manufacture, analyze and test the materials on behalf of Field Trip Discovery, the Company works to ensure safe and proper handling according to local regulations in the various jurisdictions where these activities occur.

Controlled Substances

The Canadian and United States federal governments regulate drugs through the Controlled Drugs and Substances Act (Canada) (the "CDSA") and the Controlled Substances Act (21 U.S.C. § 811) (the "CSA"), respectively, which place controlled substances in a schedule. Under the CDSA, ketamine is currently a Schedule I drug and psilocybin is currently a Schedule III drug. Under the CSA, ketamine is currently a Schedule III drug as well as being listed under the associated Narcotic Control Regulations, and psilocybin is currently a Schedule I drug. None of the active substances under investigation by Field Trip Discovery are regulated as controlled substances in Canada at the present time.

Most US States have enacted Controlled Substances Acts (“State CSAs”), which regulate the possession, use, sale, distribution, and manufacture of specified drugs or categories of drugs and establish penalties for State CSA violations, form the basis for much state and local drug laws enforcement activity. State CSAs have either adopted drug schedules identical or similar to the federal CSA schedules or, in some instances, have incorporated the federal scheduling mechanism. Among other requirements, some States have established a prescription drug monitoring or review programs to collect information about prescription and dispensing of controlled substances for the purposes of monitoring, analysis and education. Field Trip complies with all State CSAs in jurisdictions where it operates.

In the United States, facilities holding or administering controlled substances must be registered with the US Drug Enforcement Agency ("DEA") to perform this activity. As such, medical professionals or the clinics in which they operate, as applicable, are also required to have a DEA license to obtain and administer ketamine (a "DEA License"). To the Company’s knowledge, the Clinics in the United States and the required medical professionals hold all required DEA Licenses. Furthermore, the Clinics have in place security, control, recordkeeping, reporting and inventory mechanisms required by the DEA to prevent drug loss and diversion. Staff at Clinics in the United States, including the medical doctors and/or the nurse practitioner(s), advanced practice registered nurse(s) or other medical professionals who report to them, hold the required DEA Licenses and the Company has put in place policies designed to adhere to DEA requirements. At the federal level, none of the active substances under investigation by Field Trip Discovery are regulated as controlled substances at the present time, however, the DEA has proposed a rule in the Federal Gazette (Jan 14, 2022) to schedule molecules of interest to the Company, including 4-hydroxy-N, N-diisopropyltryptamine (4-HO-DiPT) which is the active ingredient in FT-104 prodrug. If the ruling takes effect, the Company’s contract vendors will require narcotics licenses to handle any regulated materials in the US.

The Opium Act (Opiumwet) (the "Opium Act") is the primary drug legislation in the Netherlands which places controlled substances on a list. The controlled substances on those lists and any preparations thereof are prohibited, including psilocybin. However, the Dutch Supreme Court (the highest court in the Netherlands) stated that the plants/fungi in which those substances occur naturally are not prohibited unless specifically listed. Psilocybin-containing truffles or sclerotia are not listed under the Opium Act and, therefore, do not qualify as a controlled substance restricted under the Opium Act. Furthermore, the Dutch Minister of Healthcare confirmed in Parliament that psilocybin-containing truffles are not illegal and can legally be sold, bought and used as a natural product in The Netherlands. Therefore, subject to certain requirements, the Opium Act does not prohibit the cultivation, production and sale of fresh, unprocessed truffles.

Psilocybin mushrooms are not an illegal drug under Jamaica's Dangerous Drugs Act. Therefore, the psilocybin research is not in contravention of the laws of Jamaica and does not require any permit or authorization from the regulatory authorities in Jamaica. In addition, the Minister of Health & Wellness of Jamaica has delivered a letter to the Company stating his support for the Company's operations in Jamaica.

Field Trip does not handle controlled substances except in jurisdictions where such activity is legal and then only within (a) laboratory or clinical trial settings, (b) in the case of the Netherlands, within a clinical setting, and (c) in the case of ketamine, as prescribed by a licensed medical practitioner. Field Trip does not have any direct or indirect involvement with illegal selling, production or distribution of any substances in jurisdictions in which it operates.

State and Municipal Initiatives Related to Psychedelic Substances

On November 3, 2020, the State of Oregon, via Measure 109, became the first state to legalize psychedelic mushrooms for therapeutic use in supervised environments. Measure 109 is expected to allow people in the state who are age 21 or older to access psychedelic mushrooms for personal development after passing a screening conducted by a qualified therapist. People who use the drug are expected to be able to do so at a psilocybin service centre, with the supervision of a designated service facilitator. Oregon expects to have a two-year planning period that ends December 31, 2022 in which lawmakers will determine how the drug will be regulated, including qualifications for therapists intending to prescribe psychedelic mushrooms and for psilocybin facilitators. The program is expected to be regulated by the Oregon Health Authority.

Since the passing of Measure 109, the following jurisdictions have decriminalized or deprioritized enforcement related to certain psychedelic substances: Denver, Colorado (May 2019), Oakland, California (June 2019), Santa Cruz, California (January 2020), District of Columbia (November 2020), Arcata, California (October 2021), Seattle, Washington and Easthampton, Massachusetts (October 2021), Detroit, Michigan (November 2021) and Port Townsend, Washington (December 2021)). Additionally, the States of Connecticut and Texas have approved house bills which would mandate the study on the therapeutic effects of, in the case of Connecticut, psilocybin and, in the case of Texas, psilocybin, MDMA and ketamine. Further, legislation in respect of psilocybin or psychedelics has been proposed in the States of Florida, Hawaii and Washington State to make psilocybin available for medical use and in the State of California to decriminalize the personal use of psychedelic drugs including psilocybin mushrooms, MDMA1, LSD2, ketamine, DMT3, mescaline and ibogaine for all Californians over the age of 21.

Decriminalization and/or legalization through state and municipal measures, whether ballot measures or new legislation, do not alter the fact that psychoactive substances are illegal at the US Federal Level under the CDSA. Similar to state legalization efforts in Oregon, the Company cannot comment on the regulatory framework as it has not been created nor can the Company assess when or if the US federal government will permit such activities.

Field Trip expects that legislation of similar nature may be introduced in other jurisdictions in the coming years, as well as additional ballot measures similar to Measure 109. Field Trip cannot comment on the regulatory framework in any such jurisdiction as it has not been created. Field Trip will assess its options to conduct legal business in such jurisdictions when State or Provincial, as applicable, and Federal regulations are established and may seek any required licenses or approvals at that time.

Regulation of Prescription Medications

In Canada, oversight of healthcare is divided between the federal and provincial governments. The federal government is responsible for regulating, among other things, the approval, import, sale, and marketing of drugs such as ketamine. Please see “Regulatory Oversight - Research and Development”.

While ketamine is a controlled substance in Canada and the United States, it is approved as an anesthetic under the Food and Drugs Act (Canada) and the US Food, Drug, and Cosmetic Act. Once a drug is approved for use, physicians may prescribe that drug for uses that are not described in the product’s labelling or that differ from those tested by the manufacturer and approved by Health Canada or the Food and Drug Administration (the "FDA"), as applicable. This is known as “off-label” use and is a common practice among physicians. Ketamine-based treatment is gaining acceptance for treating depression. Furthermore, a ketamine nasal spray for the treatment of major depression was approved by the FDA in March 2020 and Health Canada in July 2020.

Health Canada and the FDA have not approved psilocybin as a drug for any indication. However, there are legal routes through which psilocybin may be accessed for medical purposes.

In Canada, Section 56(1) (“s. 56 Exemptions”) of the CDSA permits the Health Minister to exempt any person or class of persons or any controlled substance or precursor or class thereof from the application of all or any provisions of the Canadian Controlled Substances Act if, in his or her opinion, the exemption is necessary for a medical or scientific purpose or is otherwise in the public interest.  In August 2020, Health Minister Patty Hajdu approved such an exemption to allow four Canadians experiencing end of life distress or other intractable mental health conditions, such as incurable cancer, to receive psilocybin therapy to treat their end-of-life anxiety. The Minister of Health has now granted a total of 66 s.56 Exemptions. The latest figures indicate that at least 47 individuals have now been granted s.56 Exemptions for end-of-life psychological distress, 19 s.56 Exemptions have been given to healthcare practitioners for training purposes and several more to institutions and companies for research. Moreover, recent reports indicated that Health Canada acknowledged more than 150 applications for s.56 Exemptions remain unanswered indicating a high volume of applications.4 Having the exemption in question permits such individuals to legally obtain and use psilocybin.

In Canada, several government bodies have applied for s. 56 Exemptions to decriminalize the personal possession of small amounts of controlled substances for public health purposes including the City of Vancouver (May 2021)5 and the City of Toronto (January 2022)6. British Columbia will consider a similar exemption request for other substances such as psilocybin and MDMA at a later date.

4 https://mcmillan.ca/insights/2022-starts-on-a-high-updates-in-the-psychedelics-industry-and-a-look-back-at-2021/

5 https://vancouver.ca/files/cov/request-for-exemption-from-controlled-drugs-and-substances-act.pdf

6 https://www.toronto.ca/wp-content/uploads/2022/01/943b-TPH-Exemption-Request-Jan-4-2022-FNLAODA.pdf

Furthermore, on December 12, 2020, Health Canada announced its intention to remove the current prohibition on access to controlled substances through Health Canada’s Special Access Program (“SAP”). Under the SAP, medical practitioners treating patients with serious or life-threatening conditions can request access to drugs that have not yet been approved for sale in Canada when conventional therapies have failed, are unsuitable, or unavailable. Such amendments would create another means of legally accessing psilocybin through the SAP.7 On January 5, 2022, amendments to the SAP were made following the December 12th announcement enabling physicians in Canada to make applications to Health Canada for access to “restricted drugs”, including psilocybin and MDMA which were previously not accessible through the SAP. Field Trip filed its first application on behalf of a patient and is awaiting a response.

In the United States, the FDA has granted psilocybin therapy a breakthrough therapy designation to facilitate drug trials testing its efficacy for treatment resistant depression and major depressive disorder. Similar trials are ongoing in Canada. If approved, these medications would provide a legal route to prescribe psilocybin in the United States.

Although psilocybin-containing truffles or sclerotia are not prohibited by the Opium Act, they are not approved under the Medicines Act. In light of the above and based on advice of counsel in the Netherlands, the Opium Act does not prohibit the presence and/or use of fresh, unprocessed truffles with psilocybin. The truffles with psilocybin may not be subject in any way or form to any further processing (that results in the truffles becoming a preparation prohibited under the Opium Act).

Research and Development Operations

As the Company's business spans different operational models, the Company relies on a variety of researchers, medical professionals, suppliers, manufacturers and other service providers for the conduct of its operations. The Company's research and development activities rely on the following relationships with third parties, including (1) engagement by the Company of a contract research organization ("CRO") regarding FT-104 (the "CRO Engagement"), and (2) the service agreement with the Company's contract manufacturing organization ("CMO") in respect of FT-104 (the "CMO Agreement" and together with the CRO Engagement, the "FT-104 Agreements").

With respect to the FT-104 Agreements, Health Canada and the FDA have indicated that FT-104 is not a controlled substance and therefore does not require licenses, permits or specific approvals. Notwithstanding, the CMO is Health Canada approved, FDA registered and compliant with Good Manufacturing Practices ("cGMP") (a standard applied in the pharmaceutical industry) in synthesis, process optimization and production of drug substances and has been successfully audited by Health Canada and the FDA.

The CRO is Good Laboratory Practices ("GLP") compliant and holds all licenses required for its activities as they relate to the Company. Both the CMO and CRO have controlled substance licenses for other known controlled substances and are qualified for handling FT-104. For certainty, FT-104 is not currently a controlled substance in either the US or Canada (confirmed with both agencies), however since it can produce a psychoactive state, it will likely become a scheduled substance should it be approved for use by a regulatory agency and therefore, the use of a CMO and CRO in compliance with the control substances acts is critical. In addition, the Company has entered into appropriately negotiated services agreements or statements of work with the CMO and CRO that contemplate appropriate intellectual property and confidentiality provisions. In order to develop regulated medicines, including FT-104, the Company’s process must be conducted in strict compliance with the regulations of Health Canada, the FDA and other applicable federal, state, local and regulatory agencies.

7 See gazette.gc.ca/rp-pr/p1/2020/2020-12-12/html/notice-avis-eng.html

FT-104 is currently in the preclinical stage of development, in which the primary activities are: (1) optimization and standardization of Chemistry-Manufacturing and Controls ("CMC"), including additional chemical characterization, synthesis, process optimization, stability, and development of analytical methodology to ensure drug substance quality and (2) non-clinical (same as preclinical) activities ("NCA") that measure performance (pharmacokinetics) and safety (toxicology; pharmacology) using a variety of in-vitro and in-vivo assays. These studies will help to define parameters that would allow the safe testing of the substance in human trials. CMC activities are carried out by the CMO. NCA activities are carried out by the CRO.

The CMO is reliant on suppliers for starting materials to produce FT-104; the CRO is reliant on suppliers to carry out in-vitro and in-vivo assays, such as analytical kits, biological reagents and animal models. The Company, along with the CMO and CRO, only source starting materials from reputable and approved suppliers who hold the proper authorizations and approvals. Weekly or bi-weekly meetings occur to monitor the activities and advancements of CMO and CRO. A third-party regulatory group has been engaged to assist with the development of the regulatory and quality assurance strategies and prepare the regulatory documentation that will be required at each stage of the development.

Field Trip is also reliant on CMOs for various chemistry and analytical activities including the preparation of initial quantities of test compounds in the FT-200 Group family of compounds. The Company will rely on third parties to help assess the relevant properties of these compounds in a variety of in-vitro and in-vivo assays. We will consider the study results from these assays in determining the potential lead compounds for development from the FT-200 Group family. The Company will follow a similar path as with FT-104 to develop the requisite CMC and preclinical results with GLP and GMP compliant partners before initiating clinical studies. No material engagements have been made at this date with respect to the FT-200 Group project, as it is still in the laboratory/discovery phase of research.

Pharmaceutical Development and Approval Requirements – Canada

Before a prescription drug product candidate may be marketed in Canada, the process required generally involves:

●	Chemical and Biological Research - Laboratory tests are carried out on tissue cultures and with a variety of small animals to determine the effects of the drug. If the results are promising, the manufacturer will proceed to the next step of development.

●	Preclinical Development – A combination of in-vitro and in-vivo studies assess the effects of the drug in varying amounts over differing periods of time. If it can be shown that the drug causes no serious or unexpected harm at the doses required to have an effect, the manufacturer will proceed to clinical trials.

●	Clinical Trials — Phase 1 - The first administration in humans is to test if people can tolerate the drug. If this testing is to take place in Canada, the manufacturer must prepare a clinical trial application for the Therapeutic Products Directorate of Health Canada (the "TPD"). This includes the results of the first two steps and a proposal for testing in humans. If the information is sufficient, the Health Products and Food Branch of Health Canada (the "HPFB") grants permission to start testing the drug, generally first on healthy volunteers.

●	Clinical Trials — Phase 2 - Phase 2 trials are carried out on people with the target condition (patients), who are usually otherwise healthy, with no other medical condition. Trials carried out in Canada must be approved by the TPD. In Phase 2, the objectives of the trials are to continue to gather information on the safety of the drug and begin to determine its effectiveness.

●	Clinical Trials — Phase 3 - If the results from Phase 2 show promise, the manufacturer provides an updated clinical trial application to the TPD for Phase 3 trials. The objectives of Phase 3 include determining whether the drug can be shown to be effective, and have an acceptable side effect profile, in people who better represent the general population. Further information will also be obtained on how the drug should be used, the optimal dosage regimen and the possible side effects.

●	New Drug Submission - If the results from Phase 3 continue to be favourable, the drug manufacturer can submit a new drug submission ("NDS") to the TPD. A drug manufacturer can submit an NDS regardless of whether the clinical trials were carried out in Canada. The TPD reviews all the information gathered during the development of the drug and assesses the risks and benefits of the drug. If it is judged that, for a specific patient population and specific conditions of use, the benefits of the drug outweigh the known risks, the HPFB will approve the drug by issuing a notice of compliance.

●	Scheduling - Most classical psychedelics and synthetic 5HT2A agonists, such as FT-104 and molecules in the FT-200 Group, are psychoactive substances with the potential for abuse. If either of FT-104 or the FT-200 Group molecule are approved as drugs, we will need to hold discussions with Health Canada to determine a risk management plan to protect against potential diversion and misuse by patients, as well as to schedule its removal from Category III (no known medical utility) to another category based on data acquired during development and based on the drug’s adverse properties, if any, related to potential abuse and addiction.

Pharmaceutical Development and Approval Requirements – United States

Before a prescription drug product candidate may be marketed in the United States, the process required generally involves:

●	completion of extensive nonclinical laboratory tests, animal studies and formulation studies, all performed in accordance with the FDA's Good Laboratory and Manufacturing Practice regulations;

●	submission to the FDA of an investigational new drug application, which must become effective before human clinical trials may begin;

●	for some products, performance of adequate and well-controlled human clinical trials in accordance with the FDA's regulations, including good clinical practices, to establish the safety and efficacy of the product candidate for each proposed indication;

●	submission to the FDA of a new drug application ("NDA"); and

●	scheduling in collaboration with the DEA based on the drugs adverse properties, if any, related to potential abuse and addiction.

●	FDA review and approval of the NDA prior to any commercial marketing, sale or shipment of the drug.

The operations of the Company, as currently conducted, do not require and are not dependent on, any licenses to conduct such operations.

Clinical Operations

Each province and territory of Canada and each state in the United States mandates the requirements for the Clinics and the conduct of the medical professionals who work in the Clinics. Please refer to the table set out in the Company’s AIF for health minister details concerning these regulations.

Although it is the Company's intention to administer psilocybin-containing truffles as a food product in The Netherlands, the Company also intends to employ medical professionals in its Amsterdam Centre, which is operating as an "alternative care provider" under Dutch laws.

While the treatments that occur at the Clinics are novel in some respects, the prescription of ketamine and the dispensing of ketamine are not novel and are subject to the same restrictions as would apply to any medical professional who prescribes other controlled substances to his or her patients. There are no special licenses, permits, authorizations or approvals required that are different from any other ordinary course approvals required by applicable governmental authorities for any medical clinic. As such, licensed medical practitioners may prescribe ketamine legally in Canada or the United States where they believe it will be an effective treatment in their professional judgment. It is Field Trip’s policy never to dictate or influence the professional judgement of our physicians, nurses or other clinical staff in determining the best course of treatment for their patients.

Administration of ketamine as part of the KAP program is performed only following prescription by a licensed physician or by a licensed nurse practitioner or other medical professional, under the supervision of a licensed physician. The Clinics may utilize, in addition to physicians, mid-level practitioners such as physician assistants and nurse practitioners and mental health practitioners such as psychologists and psychotherapists. The exact make-up of staff for each Clinic varies by location and additional professionals and/or administrative staff may also be employed.

In addition to KAP, Field Trip offers several additional programs in North America. The And Beyond Therapy program makes ongoing integration and traditional therapy available to patients who have completed one or more KAP sessions. And Beyond Therapy is made available through contract therapists in Canada and the United States. The KAP Co-Op program makes KAP available to patients of trained therapists in a package whereby (a) Field Trip facilities and medical professionals provide the ketamine sessions, and (b) third-party therapists provide related integration therapy as part of their ongoing relationship with the patient.

In Canada, the provincial/territorial level of government has authority over the delivery of health care services, including regulating health facilities, administering health insurance plans such as OHIP, distributing prescription drugs within the province, and regulating health professionals such as doctors, psychologists, psychotherapists and nurse practitioners. Regulation is generally overseen by various colleges formed for that purpose, such as the College of Physicians and Surgeons of Ontario.

In the United States, the laws applicable to the Clinics and the conduct of medical professionals therein are at the State level and vary by jurisdiction. Additionally, in the United States, the Clinics or doctors, as applicable, are also required to have a DEA License to prescribe ketamine. In each State, Field Trip plans to offer KAP, psychotherapy and ancillary mental health services.

As of the date hereof, to the best of Field Trip’s knowledge, each of the medical professionals working at the Clinics are in good standing with the applicable regulatory body that governs medical professionals.

Under Field Trip’s business model, there are no state-specific licenses required to (a) operate a mental health clinic prescribing and/or administering ketamine, (b) that apply to the storage and/or administration of ketamine, other than those which mirror the CDSA requirements, and (c) operate or provide management services to the Clinics, other than standard filings with the applicable Secretary of State for out-of-state companies, which Field Trip Health USA Inc. ("Field Trip USA") obtained in connection with the setup of these locations.

Some states have legislation or policies relating to the "Corporate Practice of Medicine" doctrine ("CPOM") that govern business relationships between licensed medical professionals and unlicensed individuals or companies. The following states have CPOM legislation: New York, California, Illinois, and Texas. The States of Georgia, Washington and Arizona do not have specific CPOM legislation, but case law may have established or invoked CPOM doctrine in those states. In order to comply with CPOM, Clinics in these states are owned solely by State-licensed physicians and are organized as physician practices. In such states, Field Trip USA will provide management services to the physician practices that own such clinics. The relationship between Field Trip USA and the physician practices that it manages are subject to various standards of CPOM, anti-kickback and fee-splitting rules. The District of Columbia does not have a CPOM statutes nor is there clear judicial consideration of CPOM within this jurisdiction. However, Field Trip proposes to organize the Clinics in those jurisdictions as a physician-owned Professional Corporations.

Individuals and entities that conduct business in the US health care industry must comply with applicable state and federal anti-kickback laws that limit activities that may be viewed as incentivization or inducement methods. To the best of the Company's knowledge, no medical professionals at the Clinics receive commissions, incentives or other fees, directly or indirectly.

In The Netherlands, Field Trip’s wellness centre makes psilocybin-containing truffles available to clients in connection with wellness programs. As noted above, psilocybin-containing truffles are neither prohibited under the Opium Act nor are they approved as a medicine. As such, Field Trip is making the psilocybin-containing truffles available to clients as a whole, natural food product. As Field Trip employs medical professionals in its business, we have elected to register as an alternative care provider with WKKGZ. In addition to registration, we have implemented all other procedures required under the WKKGZ for alternative care providers, including treatment, incident reporting and compliant procedure protocols, reporting policies and an employee expertise policy. In the event that the Dutch authorities take the position that therapy with truffles qualifies as "regular care", or that truffles containing psilocybin qualify as a medicinal product, Field Trip would then need to take steps to comply with local laws applicable to a regular care provider. Should this event occur, Field Trip will evaluate its options in the Netherlands to ensure full compliance with all applicable legislation and regulations.

Field Trip’s business is also governed by laws in Canada, the United States and the Netherlands pertaining to handling, use and protection of personal health information, including the Personal Health Information Protection Act (Ontario), The Health Insurance Portability and Accountability Act of 1996, the Netherlands Personal Data Protection Act (Wet Bescherming persoonsgegevens) and similar provincial or state laws. These laws and related regulations grant a number of rights to individuals as to their personal health information and restrict the use and disclosure of such information. Field Trip has in place privacy practices designed to comply with these requirements and ensures that service providers having access to personal health information have entered into agreements that include appropriate protective clauses, including business associate agreements where applicable.

Field Trip Digital Operations

FT Digital has designed a mobile software application available for both iOS and Android devices (the "Trip App"). The Trip App is designed to provide support to users with a framework and tools for self-directed consciousness expanding activities. The Trip App features mood tracking, personalized music, trip record keeping, guided journaling, voice recording, and mindfulness content. To its knowledge, Field Trip has all licenses required to offer the Trip App.

Field Trip Training Operations

Field Trip Training offers courses to medical practitioners interested in learning about KAP. As the Field Trip Training division does not issue degrees or professional certifications, its business does not require any specific licensing where it operates. Experiential training is offered through the physician-owned PCs, which are duly licensed to provide medical services.

Field Trip Site Management Organization Services (“SMO”)

Various regulated parties may be involved in clinical research, including a sponsor, qualified investigator, CRO, and SMO. The responsibilities of these parties vary by individual research protocol as well as the location where the research activity takes place. However, the scope of a SMO's responsibility is generally limited to managing the site and may include submission to the Institutional Review Board or Independent Ethics Committee (IRB/IEC) for approval; patient recruitment, gathering informed consent, ensuring protocol compliance; and supporting the sponsor’s monitoring activities.

There is no specific license for an SMO. Applicable Canadian regulations require provincial medical license for the Medical Director, professional licenses for staff interacting with trial subjects, and where handling controlled substances that do not have an approved use, an exemption from the CDSA under Section 56 or Health Canada's Special Access Programme. Similarly, US laws require a lead investigator and parties conducting research to be appropriately licensed, including DEA licensing where applicable. All SMO activities would be approved by relevant health authorities, such as the FDA or Health Canada, as applicable.

Natural Products Operations

As psilocybin is not included in the Jamaica Drug Act, it is not a controlled or restricted substance in Jamaica and therefore no other specific controls, permits, licenses or authorizations are required to conduct research on psilocybin. The psilocybin research conducted at the Jamaica Facility is governed by the Jamaica Ministry of Health ("JMH"), Ethics and Medico-Legal Affairs Panel and by the JMH Standards and Regulation Division, as would any other research conducted in a clinical setting. In addition to Good Laboratory Practices ("GLP") and cGMP, research involving human subjects is governed by the JMH Guidelines for the Conduct of Research on Human Subjects. Furthermore, medicines, including natural products, require registration with the JMH prior to importation, distribution and sale in Jamaica, as outlined in the Food and Drugs Act, 1964.

The Psilocybin Research is not in contravention of local laws in Jamaica and the Company has received a legal opinion from local counsel confirming the same with respect to the Psilocybin Research. Through consultation with local resources and personnel with relevant knowledge and experience, as necessary, in Jamaica, the Company is satisfied that all necessary licenses, permits and regulatory approvals have been obtained in order to carry on the business as currently conducted and that such licenses, permits and regulatory approvals that have been obtained are in good standing.

The Company's Psilocybin Research activities rely on its relationship with UWI under the Research Agreement in respect of the Psilocybin Research. UWI is a globally recognized academic institution. The Research Agreement was negotiated at arm's length, with legal counsel acting on behalf of the Company both in Canada and Jamaica, and includes appropriate intellectual property and confidentiality provisions. Psilocybin research is legal in Jamaica.

COMPLIANCE PROGRAM

The Company oversees and monitors compliance with applicable laws in each jurisdiction in which it operates. In addition to the Company's senior executives and the employees responsible for overseeing compliance, the Company has local regulatory/compliance counsel engaged in every jurisdiction (provincial, state and local) in which it operates. The principal medical professional at each Clinic serves as the liaison to provincial, state and/or local governmental authorities. The Company has developed protocols for use in all of its Clinics with the goal of ensuring that each of the Clinics’ operations and employees strictly comply with applicable laws and regulations and that operations do not endanger the health, safety or welfare of the community. Additionally, the Company has established a team of advisors with cross-functional expertise in business, neuroscience, pharmaceuticals, mental health and psychedelics to advise management.

In conjunction with the Company's human resources and operations departments, the Company oversees and implements training on the Company's protocols. The Company will continue to work closely with external counsel and other compliance experts, and is evaluating the engagement of one or more independent third-party providers to further develop, enhance and improve its compliance and risk management and mitigation processes and procedures in furtherance of continued compliance with the laws of the jurisdictions in which the Company operates. The programs currently in place include continued monitoring by executives of the Company to ensure that all operations conform to and comply with required laws, regulations and operating procedures. The Company further requires that each Clinic and all third parties in which it is engaged with report and disclose all instances of non-compliance, regulatory, administrative, or legal proceedings that may be initiated against them. The Company is currently in compliance with the laws and regulations in all jurisdictions and the related licensing framework applicable to its business activities. Additionally, the Company has established a PC Advisory Committee with a mandate to provide strategic advice with respect to the structure of Clinics as PCs and the protocols for operations of the PCs.

The Company has developed and continues to refine a compliance program designed to ensure operational and regulatory requirements continue to be satisfied. Field Trip has also put in place an AML Policy designed to ensure proactive, ongoing steps are taken to create and maintain operations that are conducted in compliance with all applicable AML laws, including in Canada, the United States and other jurisdictions. Through its human resources and operations departments, the Company oversees and implements training for all employees with respect to the Company's protocols.

The Company has received legal opinions or advice in each jurisdiction where it currently operates or proposes to operate (other than jurisdictions where the applicable legislation has not yet been created or has not yet been passed into law), confirming the permissibility of the Company's operations in such jurisdictions.

The Company's operations are conducted in compliance with local laws where such activities are permissible and either (a) do not require any specific legal or regulatory approvals, or (b) the Company has all necessary legal and/or regulatory approvals. See Risk Factors.

KEY HIGHLIGHTS AND RECENT DEVELOPMENTS

Key Highlights and Recent Developments

During the quarter, Field Trip progressed its strategy of building a leading psychedelic therapy company (Field Trip Health) and continued to invest in its lead drug development program, FT-104, and a pipeline expansion, currently under the heading of FT-200 Group (Field Trip Discovery), while conducting activities associated with the Strategic Review.

Field Trip Discovery

FT-104

FT-104, or Isoprocin Glutarate, is a novel, synthetic 5HT2A receptor agonist compound. FT-104 demonstrates improved stability and more importantly improved solubility relative to 4-HO-DiPT. As a prodrug, FT-104 converts rapidly and completely to 4-HO-DiPT after administration. Combined, these properties result in improved drug absorption, more reproducible pharmacokinetic profiles and improved bioavailability relative to 4-HO-DiPT, making it potentially a superior development candidate. The Company has received the results of its animal studies, which continue to be reviewed and tabulated. One additional preclinical study remains to be completed and the Company expects initiation of Phase 1 to commence on the timelines previously disclosed.

Subsequent to the quarter, the USPTO published and later issued a Notice of Allowance of the patent application for FT-104 (US App 17/364,047 (the “Allowed Patent”); filed June 30, 2021, priority June 30, 2020). An application under the international patent treaty (“PCT”) relating to FT-104 (PCT/CA/2021050907; filed June 30, 2020) published with the International Search Report (“ISR”). The PCT is a first step before expansion into National Phase filings to protect FT-104 in future major markets where Field Trip intends to pursue commercialization of FT-104 should it achieve regulatory approval. The PCT application provides Field Trip with deferred patent filing rights in 150+ countries.

The Company was made aware of a possible prior art claim and is seeking advice of external counsel regarding strategy. Based on a prima facie review, this process is not expected to delay the expected Q2 issuance date.

During the quarter, the Company expanded consideration for the Phase 1 trial site to include Australia, in addition to The Netherlands, to mitigate against possible delays related to regional differences in reactions to the latest COVID surge. As of January, the Company finalized agreements with interested parties in Australia to pursue Phase 1 studies and site selection is nearly finalized.

The Company has experienced, and may continue to experience, delays in initiating Phase 1 clinical trials due to the ongoing COVID pandemic and delays at its CMO (see Effects of COVID-19 Pandemic on Operations in this MD&A and Impact of COVID Pandemic section in the Company’s AIF).

FT-200 Group

The Company is expanding the scope of its development pipeline with a new group of molecules, termed the FT-200 Group. This discovery effort is aimed at developing novel molecules with the structure of classical psychedelics, similar in potency at the target serotonin 2A receptor (5HT2A) as FT-104 and psilocybin, but with reduced or the absence of activity at the off-target 5HT2B receptor which has been associated with the risk of cardiovascular toxicity. The aim of the work is that by reducing or eliminating 5HT2B activity it may allow molecules like those in the FT-200 Group to be administered more frequently, such as more chronic or chronic intermittent administration or ‘microdosing’ strategies.

Based on in vitro receptor binding assay details, the first molecule in the group meets the above criteria and has, in addition, demonstrated improved selectivity for the 5HT2A receptor versus off target serotonin, 5HT1A, 5HT2B and 5HT2C receptors. On October 29, 2021 the Company filed a provisional patent application in the United States to protect the composition, as well as potential formulations and uses of the first molecule in the FT-200 group. Since this time, the company has identified additional potential candidates in the FT-200 group. Future work will investigate the structural features that define this class of NCE molecules, prepare patents to protect these discoveries and investigate their properties in in vitro assays, as well as their potential use as therapeutics by performing in vivo preclinical testing.

Field Trip Health Centres

During the quarter, the Company focused on improving customer experience while driving process improvements within its clinical operations. Operational improvements within the clinics included the launch of an innovative team treatment model (“TTM”) which has increased client capacity within clinics. The Company also launched a new digital screening tool to facilitate booking, which is expected to decreased call centre costs and improve our customer conversion rate. The Company continues to refine its product offerings while driving operational excellence measures within its clinic network.

The Company also invested in its digital platform, Portal, to allow Field Trip Health to communicate more efficiently with clients, collect data more easily, and make our processes more efficient. The Company anticipates that additional features will be released in the next quarter to allow for an improved client experience and additional client engagement in Portal.

During the current quarter, Field Trip opened clinics in Seattle, Washington, Fredericton, New Brunswick, and San Diego, California. It also announced the hiring of Vicki Reed, a former Chief Marketing Officer of Peloton, as its Chief Growth Officer, and Stéphan Côté as Head of Quality to lead the recently launched SMO program. Subsequent to the quarter, the Company announced the opening of its Vancouver, BC and Washington DC locations. The Company’s focus on operational improvements, together with the impact of COVID, impacted the timing of the construction of our remaining clinics and the Company is evaluating the timing and scope of its expansion strategy as part of its strategic review previously announced.

Subsequent to the quarter end, the Company also announced submission of its first application on behalf of a patient to Health Canada’s Special Access Program (“SAP”), which was amended in January to enable access to psilocybin and MDMA. The SAP provides physicians treating patients suffering “serious or life-threatening conditions” with the ability to request access to drugs that have not yet been approved for sale in Canada when conventional therapies have failed, are unsuitable, or unavailable. As the largest provider of psychedelic-assisted therapies in Canada, Field Trip is uniquely positioned to help Canadians access the SAP for psilocybin and MDMA, and expects to submit additional applications for patients in the coming months.

Strategic Review of Corporate Structure

In the previous quarter, the Company commenced a strategic review designed to ensure that each operating unit is best positioned, optimally resourced, and focused to provide maximum long-term value to all stakeholders. The Company has engaged Bloom Burton Securities Inc. as its financial advisor in connection with the strategic review.

NON-REVENUE GENERATING PROJECTS

Field Trip currently has four significant projects, which have not yet generated any revenue or significant revenues:

a.	FT-104 and FT-200 Group drug development;

b.	the opening of Field Trip Health Centres in North America and Europe;

c.	the development of its digital tools, being the "Trip" app and "Portal"; and

d.	psilocybin-producing fungi research and cultivation at its Jamaica Facility

See Milestones and Available Funds for a discussion of the expenditures made by the Company in respect of its significant projects and how these expenditures relate to activated timing and costs to take the significant projects to the next stage of the project plan.

FT-104

Development of the chemistry, manufacturing and controls (“CMC”) of the active ingredient, FT-104, continues to progress. Scale-up batches and engineering batches have been completed and stability studies initiated. In addition, analytical controls have been developed to properly characterize the drug substance and to help define drug specifications. GMP production of the drug substance has been achieved. Production of the investigational drug product formulation for use in Phase 1 is in progress.

Close-out of preclinical draft reports of completed studies is continuing into 2022. Additional preclinical activities will continue into early 2022, including a mature male rat GMP toxicology study. The company is preparing for interactions with the US FDA through the pre-IND process. This meeting will help to define what additional preclinical studies may be recommended prior to performing Phase 2 clinical trials in the US.

During the quarter, the Company expanded consideration for the Phase 1 trial site to include Australia, in addition to The Netherlands, to mitigate against possible delays related to regional differences in reactions to the latest COVID surge. The Company is preparing the Phase 1 protocol in collaboration with internal experts and clinical advisors. The Phase 1 Study will assess pharmacokinetics, safety and tolerability of single escalating doses of FT-104 in healthy volunteers. The objective of Phase 1 is to determine the safe and tolerable range of doses of FT-104 that can be used in future Phase 2a and Phase 2 development, where the drug’s efficacy can be evaluated. The Company anticipates that Phase 1 will start in the first half of calendar 2022. (See Effects of COVID-19 Pandemic on Operations in this MD&A and Impact of COVID Pandemic section in the Company’s AIF).

The Company’s belief that FT-104, as a serotonin agonist, could be useful in the treatment of depression was bolstered by recent results demonstrating that psilocybin, given twice over a period of 3 weeks, is at least as efficacious as 6 weeks of daily administered escitalopram in a small randomized clinical study.8

Updated budgets for preclinical, clinical and business development activities related to FT-104 through calendar Q3 2022 are provided in section Milestones and Available Funds.

8 Carhartt-Harris et al. NEJM 2021; 38:1402

FT-200 Group

The Company has initiated a new development program known as the “FT-200 Group”, which will focus on the development of molecules with the structure and potency of classical psychedelic molecules at the serotonin 5HT2A receptor, but with reduced or absence of activity at the serotonin 5HT2B receptor. A first member of the family has been identified with good 5HT2A activity and low 5HT2B activity. The Company is exploring this family of molecules to better understand its properties and develop an intellectual property position and to identify candidates for further development. Budgets for FT Discovery include costs for chemical syntheses, assay screening, in-silico molecular modeling-docking and preliminary in vivo behavioral and pharmacokinetic studies to characterise any newly discovered molecules.

Clinical Operations

As of the date of this MD&A, we have 12 existing Clinics and 6 locations under construction or about to commence construction. The chart below sets out the status and target opening date of each location:

Location	Size (Sq Ft)	Status	Target Opening Date (Calendar Quarter)
Stamford	4,125	Construction in progress	Q4 2022
San Carlos	4,947	Construction in progress	Q4 2022
Austin	7,642	Pre-construction in progress	Q4 2022
Scottsdale	3,438	Construction in progress	Q4 2022
Dallas	5,450	Pre-construction in progress	Q4 2022
Miami	7,474	Pre-construction in progress	Q4 2022

During the quarter, the Company implemented a series of operational improvements to increase clinic throughput. The Company focused on implementing the improvements in the existing clinics, which impacted the timing of the construction of our remaining clinics.

The Company is evaluating the timing and scope of its expansion strategy pending conclusion of the strategic review previously announced. Timelines and/or individual milestones may be modified or eliminated in response to conclusions reached in that strategic review. No assurance can be provided as to the outcome of the strategic review or modifications, if any, to the company's planned milestones.

Digital Tools: Trip and Portal

In October 2020, we launched our proprietary digital Portal, along with an updated version of our Trip mobile software application. Subsequent to the launch and throughout 2021, we continued to make significant feature and content enhancements to both digital platforms. In recent quarters, Portal has been expanded to further streamline, consolidate, and support client interactions with Field Trip clinics and practitioners, while introducing additional telehealth features subsequent to the quarter, we released an enhanced version of Portal to improve the client onboarding experience.

Psilocybin Research

In October 2020, the Company formally opened the Jamaica Facility. Cultivation research initiated in our temporary facility within the UWI complex was moved to the new dedicated facility. Several psilocybe mushroom varieties are being cultivated. Operations include parametric optimization of different growth medium and growth conditions for different species, development of analytical techniques to characterize active substances (tryptamine alkaloids), and characterization of the development of mycelia and truffle formations as a function of cultivating methods. The goal is to better understand the techniques for production of mushrooms with reproducible yields and quality, create processes for production, storage, packaging and stability, as well as analytical methods needed for complete characterization, including methods to demonstrate “food safety” (i.e., potency, bioburden, absence of pesticides (none are used), other potential environmental toxins). The Company wishes to emphasize that the psilocybin-containing mushrooms, truffles in all botanical forms, whether dried or fresh, are strictly for R&D purposes only and are destroyed when no longer useful. None of the botanical substances or extracts are sold, consumed or provided for consumption, nor are they exported to any of these ends.

We are cultivating in small batches more than 13 different strains under a variety of solid substrate and liquid culture conditions with the goals of optimizing yields and potency using newly developed and standardized methods. Quality controls are performed on-site and with the assistance of local laboratories. We currently have 2 full-time laboratory staff on-site performing cultivation and controls, plus 1 supporting part-time staff. Prof. Rupika Delgoda (Director of the Natural Products Institute) provides scientific expertise, local oversight and co-management activities in collaboration with the Company. We expect to spend $615,000 over the next 12 months on ongoing psilocybin research (see Milestones and Available Funds). We intend to continue our psilocybin research thereafter in order to further our intellectual property portfolio through the development of optimized cultivation methods, extraction techniques and pursuit of novel molecule discovery.

Effects of COVID-19 Pandemic on Operations

The COVID-19 pandemic and various government steps to reduce the spread of COVID-19 have had and continue to have a significant impact on the way people live, work and interact and have significantly impacted and will likely continue to impact economic activity around the world.

During the COVID-19 pandemic, many of the regions in which we operate or plan to operate, including in connection with relationships with contract drug manufacturers (“CMO”) have experienced unprecedented “lockdowns” or “stay at home” orders, and other government mandated restrictions to try and reduce the spread of COVID-19. The situation continues to be uncertain and varies by market as infection rates of COVID-19 and its variants remain high in many regions throughout the world including Canada, the United States and The Netherlands where we have existing or planned clinic locations and CMOs. Because our Clinics have been deemed “essential service”, we have been able to continue operating our Clinics, however, the health, safety and well-being of our employees and patients have been our first priority and has informed the rate at which we have been on-boarding new patients to ensure compliance with health and safety measures and social distancing protocols, consistent with government recommendations and requirements.

During the current fiscal quarter, with case counts rising in the United States as a result of the Omicron variant, we continued and will continue to experience direct and indirect consequences of the COVID-19 pandemic and its variants on our operations over the next 12 months, including construction delays that may impact the timing of our clinic openings, and potential reluctance of people to attend in-person ketamine dosing sessions and group therapy sessions at our Clinics, which may cause an extended period for each clinic, on average, to breakeven, which we estimate between 15 to 18 months from the date of first patient dosing for new Clinics. Given the continued uncertainty surrounding the COVID-19 Omicron variant and potential new variants as the winter months approach, we will continue to evaluate the timing of our clinic rollouts as appropriate.

From a drug development perspective, we continue to experience:

●	delayed deliverables due to temporary quarantining of critical personnel within contract organizations at CMO and CRO. The Company’s contract drug manufacturer (CMO) has moved to shift work to reduce risks of COVID transmission within the company, yet there has been occasional sickness that has delayed the completion of tasks according to original schedules. The CMO and the Company have, as needed adapted to the situations that have presented, but continued future delays could impact downstream non-clinical and clinical activities

●	delayed arrival of reagents to the CMO from chemical supplier warehouses, possibly due to shortages. Some critical supplies, such as the key starting material for the synthesis of FT-104 has been stockpiled to hedge against potential future shortages. Some more common reagents have become in short supply recently. The Company monitors these activities to minimize potential impacts to timelines.

●	reduced availability of animal services due to increased activity in preclinical activities at selected CRO. The CRO has informed that there has been a very significant increase in requests for preclinical studies since calendar Q3 2020. The Company has reserved scheduled slots for many critical preclinical activities, well in advance of scheduling under normal circumstances. Through the quarter, we have been able to meet all timelines, however, timelines have been increasingly challenging to meet.

●	supply chain issues have impacted all aspects of R&D and shipping, including movement of drug products and research samples, and may delay arrival of needed materials in a timely manner. As much as possible we are attempting to reserved and/or purchase in advance of needs to ensure availability at all levels.

We anticipate that the long-term goals of the Company will require additional capital contributions via debt or equity financings. In the event that the impact of COVID-19 worsens and negatively affects capital markets generally, there is a risk that the Company may not be able to secure funding for these long-term objectives.

MILESTONES AND AVAILABLE FUNDS

The final short form prospectus of the Company dated March 12, 2021 (the "SF Prospectus"), which is available on SEDAR at www.sedar.com, identified certain business milestones of the Company, which are reproduced below. As of the date hereof, the Company has provided the status of these milestones, the actual or revised estimated costs and the revised date of expected completion thereof, if applicable. The following are "forward-looking statements", and as such, there is no guarantee that such milestones will be achieved on the timelines indicated or at all. Forward-looking statements are based on management's current expectations and are subject to a number of risks, uncertainties, and assumptions. See "Forward-Looking Statements".

Objective	Milestone Description	March 2021 Prospectus Estimated Cost	Actual/Revised Estimated Cost	Actual/Estimated Timeframe for Completion (based on calendar year)	Status
FT-104 Development Patenting, Phase 1	US utility and PCT patent filings	$100,000	$100,000	Q2 2021	Completed
Completed and Phase 2a completed	CMC development and pre-clinical studies completed	$2,440,000	$6,280,000	Q1 2022	In Progress
	Phase 1 studies completed	$2,025,000	$3,465,000	Q4 2022	In Progress
	Phase 2a studies completed (TRD-PPD)	$9,350,000	$21,900,000	Q2 2024	Not Started
75 Operational Clinics	10th clinic operational (i.e., 4 additional clinics	$1,500,000	$1,900,000	Q4 2021	Completed
	15th clinic operational	$1,250,000	$2,250,000	Q4 2022	In Progress
	20th clinic operational	$2,000,000	$2,250,000	2023	In Progress
	30th clinic operational	$4,000,000	$4,500,000	2024	Not Started
	75th clinic operational	$15,500,000	$20,250,000	2026	Not Started
Issuer Technology Platforms	Trip App available in app store	$220,000	$300,000	Q4 2021	Completed
	Patient Portal launched	$220,000	$500,000	Q1 2022	Portal completed. Further enhancements launched in Q1 2022
TOTAL:		$38,605,000	$63,695,000

Notes:

Operational Clinics include opened Clinics and Clinics under construction.

During the quarter, the Company implemented a series of operational improvements to increase clinic throughput, which impacted the timing of opening our 15th operational clinic by three quarters. We continue to evaluate the timing, location and scope of our expansion strategy in the context of the Strategic Review.

Our CMC development and pre-clinical studies have been delayed three months to calendar end Q4 2021 due to the impact of COVID-19 and its variants on our CRO and CMO operations. We still expect to be able to complete our Phase 1 PK study by the first half of calendar 2022. Prior to the quarter end, timelines were predicated on a single indication in development for FT-104.

In August 2021, Field Trip announced the development of FT-104 in 2 therapeutic indications, TRD and PPD and this is reflected in the budget. We are currently assessing how best to integrate the two developments for cost and time efficiencies and we will discuss our plans with the FDA at a future IND Meeting. The current target start date for Phase 2a (1st indication) is H1-2023 with completion in 2024.

Total Funds Available

As of the closing of the "bought-deal" prospectus offering pursuant to the SF Prospectus (the "March BD Offering, the Company had $107,895,033 in funds available. The table below sets out the anticipated use of the available funds and any variances to such uses from what was described in the SF Prospectus. The use of proceeds represents the anticipated costs for the next 12 months from January 1, 2022 to December 31, 2022 and assumes that no additional funds will be raised by the Company.

The current use of funds represents the total of the underspend/overspend amount and additional funds allocated. The Company notes the below variances are not expected to have a material impact on the Company's ability to achieve its business objectives and milestones.

Use of Available Funds	March 2021 Prospectus Use of Funds (January 1 to December 31st, 2021)	Amounts Spent January 1 to December 31 2021	Additional Amounts Allocated	Current Use of Funds (January 1, 2022 to December 31, 2022)
FT-104 Drug Development
US utility and PCT patent filings	$77,000	$165,954	$88,954	Nil
CMC Development and preclinical studies	$1,522,804	$4,359,789	$4,760,110	$1,923,125
Phase 1 studies	$2,025,000	$26,412	$1,441,412	$3,440,000
Phase 2a studies (TRD and PPD)	Nil.	Nil.	$5,085,834	$5,085,834
Psilocybin Fungi Research and Cultivation (Jamaica Facility)
Research and Development	$1,320,000	$573,000	$(202,000)	$545,000
Clinic Expansion
5 additional clinics (Chicago, Amsterdam, Houston, Atlanta, San Diego)	$1,270,000	$820,000	$(450,000)	Nil.
13 additional clinics calendar 2022	$4,100,000	$2,074,763	$2,084,475	$4,109,712
Other
Technology Platforms (Trip App and Patient Portal)	$151,000	$452,000	$460,000	$265,500
Occupancy Costs	$3,566,822	$3,307,000	$4,308,890	$4,568,712
Marketing	$2,596,677	$4,168,134	$5,040,257	$3,468,800
General and Administrative (Corporate)	$3,854,881	$9,708,000	$17,841,519	$11,988,400
Total use of funds	$20,484,184	$25,655,053	$40,565,952	$35,395,083
Unallocated working capital	$87,410,849			$46,844,897
TOTAL:	$107,895,033			$107,895,033

With respect to FT-104 drug development, our total CMC development and preclinical studies budget has been increased to $6,280,000 as per the “Milestones” table above. After current spend of $4,359,789, we anticipate current use of proceeds of $1,923,125 to complete these milestones.

With respect to the Jamaica Facility, we have revised our estimates based on actual spend and expect current use of proceeds of $545,000 to complete the milestone.

With respect to Clinic Expansion, we have allocated an additional $4,109,712 in current use of proceeds over the January 1, 2022 to December 31, 2022 period, based on revised assumptions relating to our most recent lease negotiations, design plans to accommodate group therapy and additional offerings, and actual costs incurred with the opening of our Clinics to date.

With respect to occupancy costs, we have allocated an additional $4,568,712 as rent payments have increased over the period due to a combination of expected higher Clinic counts over the January 1, 2022 to December 31, 2022 period and an increase in rent expense assumptions, as we are now seeking larger spaces to accommodate group therapy, talk therapy and additional wellness offerings such as dietetics and massage therapy.

With respect to marketing costs, we have allocated an additional $3,468,800 for patient acquisition costs which are expected to increase with new Clinic openings.

With respect to general and administrative expenses, we have allocated an additional $11,988,400 for going public expenses as result of our TSX and NASDAQ uplistings and increased insurance, professional, and consulting fees.

With respect to our technology platforms, our March 2021 use of proceeds included third party development costs only. We have now included an additional $265,500 cost over the January 1, 2022 to December 31, 2022 period for our internal development and product teams to support the technology platforms.

The Company has negative cash flow from operating activities and has historically incurred net losses. To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of its existing working capital to fund such negative cash flows. See "Risks and Uncertainties ".

The expected use of funds represents the Company's current intentions based upon its present plans and business condition, which could change in the future as its plans and business conditions evolve. The amounts and timing of the actual use of the net proceeds will depend on multiple factors and there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for the Company to achieve its stated business objectives. The Company may also require additional funds in order to fulfill its expenditure requirements to meet existing and any new business objectives, and the Company expects to either issue additional securities or incur debt to do so. As a result, management retains broad discretion in the application of the available funds, and shareholders will be relying on management's judgment regarding such application.

See “Results of Operations” section for a discussion of occupancy costs, marketing expenditures and general and administrative expenses.

The material factors or assumptions used to develop the estimated costs disclosed above are included in the "Forward-Looking Statements" section above. The actual amount that the Company spends in connection with each of the intended uses of proceeds will depend on a number of factors, including those listed under "Risks and Uncertainties" or unforeseen events.

SELECTED CONSOLIDATED FINANCIAL DATA

	3 months ended	3 months ended	9 months ended	9 months ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
	$	$	$	$
Revenue
Patient services	1,360,811	316,329	3,136,027	434,460
	1,360,811	316,329	3,136,027	434,460
Operating Expenses
General and administration	9,120,333	3,029,074	24,844,155	6,383,135
Occupancy costs	448,077	288,452	1,361,187	464,112
Sales and marketing	1,079,084	536,778	3,458,645	972,718
Research and development	1,421,513	989,466	4,977,414	2,591,364
Depreciation and amortization	1,014,018	375,745	2,478,213	855,083
Patient services	2,546,763	702,345	6,458,901	1,036,897
	15,629,788	5,921,860	43,578,515	12,303,309
Other Income (Expenses)
Interest income	98,006	7,485	341,555	12,323
Interest expense	(320,944)	(92,173)	(724,053)	(190,368)
Other income (expense)	(479,255)	(454,341)	304,141	(989,014)
Reverse takeover listing expenses	-	(2,131,109)	-	(2,131,109)
Net Loss	(14,971,170)	(8,275,669)	(40,520,845)	(15,167,017)

Net Loss per Share - Basic and Diluted	(0.26)	(0.22)	(0.70)	(0.52)

	As at December 31, 2021 $	As at March 31, 2021 $
Cash and cash equivalents	18,353,844	38,469,057
Funds held in trust	-	795,516
Short-term investments	56,115,161	72,552,870
Accounts receivable	1,090,248	813,761
Total Assets	110,311,365	126,450,005
Total Non-Current Financial Liabilities	22,902,983	6,426,484

RESULTS OF OPERATIONS

For the Third Quarter of Fiscal 2022

Overview

For our third fiscal quarter ended December 31, 2021, we earned patient services revenues of $1,360,811 from our Toronto, New York, Santa Monica, Chicago, Atlanta, Houston, Fredericton, Seattle, Amsterdam and San Diego Clinics, an increase of $1,044,482 or 330% over our comparative quarter ended December 31, 2020 of $316,329. Our San Diego clinic began generating revenues in December 2021. Our prior year comparative quarter patient services revenues of $316,329 comprised Toronto, New York and Santa Monica only. We expect to scale our revenue as the number of patients treated at our locations increases (see Non-Revenue Generating Projects – Clinical Operations section of this MD&A).

Net loss for our third fiscal quarter of $14,971,170 was primarily due to general and administration expenses of $9,120,333, research and development expenses of $1,421,513, patient services expenses of $2,546,763, sales and marketing expenses of $1,079,084, depreciation and amortization of $1,014,018 and occupancy costs of $448,077, net interest expense of $222,938 and foreign exchange loss of $479,255. Net loss for our prior year comparative quarter of $8,275,669 was primarily due to general and administration expenses of $3,029,074, reverse takeover listing expense of $2,131,109, research and development expenses of $989,466, sales and marketing expenses of $536,778, depreciation and amortization of $375,745, patient services expenses of $702,345, occupancy costs of $288,452 and foreign exchange loss of $453,722. The increase from the prior year primarily reflects the Company’s focus on growing the business and our continued investment in our drug development pipeline and best-in-class clinic infrastructure. As we continue to scale, we expect to optimize and streamline the development of our psychedelic-assisted therapies.

For the nine months ended December 31, 2021, we earned patient services revenues of $3,136,027, an increase of $2,701,567 or 622% increase over the comparative nine months ended December 31, 2020 of $434,460, primarily due to 10 operating Clinics compared to 3. Net loss for the nine months ended December 31, 2021 of $40,520,845 was primarily due to general and administration expenses of $24,844,155, research and development expenses of $4,977,414, patient services expenses of $6,458,901, sales and marketing expenses of $3,458,645, depreciation and amortization of $2,478,213, occupancy costs of $1,361,187 and interest expense of $724,053, partially offset by interest income of $341,555 and foreign exchange gain of $292,038. Net loss for the prior year comparative nine months ended December 31, 2020 of $15,167,017 was primarily due to general and administration expenses of $6,383,135, reverse takeover listing expenses of $2,131,109, research and development expenses of $2,591,364, depreciation and amortization of $855,083, sales and marketing expenses of $972,718, patient services expenses of $1,036,897, occupancy costs of $464,112 and foreign exchange loss of $1,045,404.

General and Administration

Components of general and administrative expenses for the three and nine months ended December 31, 2021 and 2020 were as follows:

	3 months ended December 31, 2021	3 months ended December 31, 2020	9 months ended December 31, 2021	9 months ended December 31, 2020
	$	$	$	$
Personnel costs	3,426,973	1,237,124	8,876,633	2,802,700
External services	1,005,270	1,105,343	3,278,556	2,209,469
Share-based payments	1,710,184	192,871	4,563,670	603,511
Travel and entertainment	546,585	103,855	1,360,170	152,508
IT and technology	525,987	321,199	1,493,945	503,878
Office and general	219,104	68,682	537,380	111,069
Listing expenses	1,686,230	-	4,733,801	-
Total general and administration	9,120,333	3,029,074	24,844,155	6,383,135

Personnel costs include compensation paid to its corporate headquarters and operations staff, as well as medical office administration (“MOA”) staff located at its various clinic locations. External services comprise professional and consulting fees, investor relations and insurance expense.

For our third fiscal quarter ended December 31, 2021, general and administrative expenses totaled $9,120,333, an increase of $6,091,259 compared to general and administrative expenses of $3,029,074 for the comparative quarter ended December 31, 2020. This increase was primarily due to personnel costs of $2,189,849 related to corporate, operations and medical office administration (“MOA”) staff relating to our existing clinics and clinics under construction, listing expenses of $1,686,230 comprised of professional and consulting fees, investor relations and insurance expense related to the NASDAQ listing, share-based payments of $1,517,313, travel and entertainment expenses of $442,730 related to clinic buildouts and IT and technology costs of $204,788.

For the nine months ended December 31, 2021, general and administrative expenses totaled $24,844,155, an increase of $18,461,020 compared to general and administrative expenses of $6,383,135 for the comparative nine months ended December 31, 2020. This increase was primarily due to primarily due to personnel costs related to corporate, operations and medical office administration (“MOA”) staff of $6,073,933 relating to our existing Clinics and Clinics under construction, listing expenses of $4,733,801 comprised of professional and consulting fees, investor relations and insurance expense related to our TSX and NASDAQ uplistings, share-based payments of $3,960,159, travel and entertainment of $1,207,662 related to clinic buildouts and IT and technology costs of $990,067.

Occupancy costs

Components of occupancy costs for the three and nine months ended December 31, 2021 and 2020 were as follows:

	3 months ended December 31, 2021	3 months ended December 31, 2020	9 months ended December 31, 2021	9 months ended December 31, 2020
	$	$	$	$
Operating rent expense	130,453	150,826	243,626	161,196
Taxes, maintenance, insurance	47,132	11,196	114,720	28,798
Minor furniture and fixtures	188,106	89,572	834,086	193,994
Utilities and services	82,386	36,858	168,755	80,124
Total occupancy costs	448,077	288,452	1,361,187	464,112

Occupancy costs relate to our Toronto headquarters, 12 existing Clinics as of the date of this MD&A, 6 Clinics under construction and the Jamaica Facility.

Operating rent expense comprises additional (non-lease) variable rent payments which are excluded from the right-of-use asset or lease obligations.

For our third fiscal quarter ended December 31, 2021, occupancy costs totaled $448,077, an increase of $159,625 compared to occupancy costs of $288,452 for the comparative quarter ended December 31, 2020. This increase was primarily due to the purchase of minor furniture and fixtures of $98,534 for the Vancouver and DC Clinics. Occupancy costs for the quarter December 31, 2020 related mainly to our Toronto, New York, Santa Monica, Chicago, Atlanta and Netherlands leases.

For the nine months ended December 31, 2021, occupancy costs totaled $1,361,187, an increase of $897,075 compared to occupancy costs of $464,112 for the comparative period ended December 31, 2020. This increase was primarily due to the purchase of minor furniture and fixtures of $640,090 for the different clinics that are in operation or under construction and operating rent expense of $82,430. Occupancy costs for the comparative nine months ended December 31, 2020 related to our Toronto, New York and Santa Monica, Chicago, Atlanta and Netherlands leases.

Sales and Marketing

Components of sales and marketing for the three and nine months ended December 31, 2021 and 2020 were as follows:

	3 months ended December 31, 2021	3 months ended December 31, 2020	9 months ended December 31, 2021	9 months ended December 31, 2020
	$	$	$	$
Brand and public relations	364,438	185,968	1,128,093	386,688
Conference fees	43,729	14,007	95,881	46,058
Personnel costs	132,508	127,318	441,101	219,382
Share-based payments	25,417	15,576	131,122	24,309
External marketing services	383,775	193,909	1,482,570	296,281
Other marketing	129,217	-	179,878	-
Total sales and marketing	1,079,084	536,778	3,458,645	972,718

For our third fiscal quarter ended December 31, 2021, sales and marketing expenses totaled $1,079,084, an increase of $542,306 compared to sales and marketing expenses of $536,778 for the comparative quarter ended December 31, 2020. This increase was primarily due to external marketing services of $189,866 relating to paid social and search services and podcasts to drive patient interest, brand and public relations costs of $178,470, and other marketing costs of $129,217. During the quarter, the Company continued to build out organic and paid digital acquisition channels across all Clinics, resulting in steady growth in client acquisitions and patient services.

For the nine months ended December 31, 2021, sales and marketing expenses totaled $3,458,645, an increase of $2,485,927 compared to sales and marketing expenses of $972,718 for the comparative nine months ended December 31, 2020. This increase was primarily due to external marketing services of $1,186,289, brand and public relations costs of $741,405 and personnel costs of $221,719 as the Clinics continue to scale.

Research and Development

Components of research and development for the three and nine months ended December 31, 2021 and 2020 were as follows:

	3 months ended December 31, 2021	3 months ended December 31, 2020	9 months ended December 31, 2021	9 months ended December 31, 2020
	$	$	$	$
External services	790,442	178,589	3,310,647	286,233
Personnel costs	406,181	201,206	866,098	590,304
Share-based payments	188,237	487,420	432,083	1,466,015
Supplies and services	36,653	122,251	368,586	248,812
Total research and development	1,421,513	989,466	4,977,474	2,591,364

External services fees relate primarily to fees paid to third parties to further FT-104 development and FT-200 Group research.

For our third fiscal quarter ended December 31, 2021, research and development expenses totaled $1,421,513, an increase of $432,047 compared to research and development expenses of $989,466 for the comparative quarter ended December 31, 2020. This increase was primarily due to external services of $611,853 paid to a third-party CMO and CRO to further FT-104 and FT-200 Group development. Development of the chemistry, manufacturing and controls (CMC) of the active ingredient, FT-104, continues to progress and personnel costs of $204,975. See Non-Revenue Generating Projects for a discussion of FT-104 milestones and anticipated costs. The increase is partly offset by lower share-based compensation expense of $299,183 mainly related to the services provided by Darwin Inc. for the Jamaica Facility.

For the nine months ended December 31, 2021, research and development expenses totaled $4,977,414, an increase of $2,386,050 compared to research and development expenses of $2,591,364 for the comparative nine months ended December 31, 2020. This increase was primarily due to external services of $3,024,414 paid to a third-party CMO and CRO to complete FT-104 pre-clinical studies and prepare for Phase 1 clinical trials scheduled to commence in the calendar first half of calendar 2022, as well as personnel costs of $275,794 and supplies and services of $119,774, and partly offset by lower share-based compensation expense of $1,033,932 mainly related to the services provided by Darwin Inc. for the Jamaica Facility.

Depreciation and Amortization

Components of depreciation and amortization for the three and nine months ended December 31, 2021 and 2020 were as follows:

	3 months ended December 31, 2021	3 months ended December 31, 2020	9 months ended December 31, 2021	9 months ended December 31, 2020
	$	$	$	$
Property, plant and equipment	227,922	83,947	562,295	168,913
Right of use asset	741,273	281,210	1,795,414	655,645
Intangible assets	44,823	10,588	120,504	30,525
Total depreciation and amortization	1,014,018	375,745	2,478,213	855,083

For our third fiscal quarter ended December 31, 2021, depreciation and amortization totaled $1,014,018, an increase of $638,273 compared to depreciation and amortization of $375,745 for the comparative quarter ended December 31, 2020. For the nine months ended December 31, 2021, depreciation and amortization totaled $2,478,213, an increase of $1,623,130 compared to depreciation and amortization of $855,083 for the comparative nine months ended December 31, 2020. These increases were mainly due to right of use assets and leasehold improvements related to new clinic leases. As at December 31, 2021, we had 18 clinic leases signed in addition to leases for the Toronto headquarters and the Jamaica Facility.

Patient Services Expense

Components of patient services expenses for the three and nine months ended December 31, 2021 and 2020 were as follows:

	3 months ended December 31, 2021	3 months ended December 31, 2020	9 months ended December 31, 2021	9 months ended December 31, 2020
	$	$	$	$
Personnel costs	2,216,799	664,603	5,680,591	958,113
Share-based payments	126,709	13,922	391,695	18,998
Supplies and services	173,255	20,334	317,472	54,648
Payment provider fees	30,000	3,486	69,143	5,138
Total patient services expense	2,546,763	702,345	6,458,901	1,036,897

Patient services expense is comprised of direct costs incurred by the Clinics to generate patient services revenue. Field Trip opened its first clinic in Toronto in March 2020.

For our third fiscal quarter ended December 31, 2021, patient services expense totaled $2,546,763, an increase of $1,844,418 compared to patient services expenses of $702,345 for the comparative quarter ended December 31, 2020. This increase was primarily due to personnel costs of $1,552,196.

For the nine months ended December 31, 2021, patient services expense totaled $6,458,901, an increase of $5,422,004 compared to patient services expense of $1,036,897 for the comparative nine months ended December 31, 2020. This increase was primarily due to personnel costs of $4,722,478.

Interest Income

Components of interest income for the three and nine months ended December 31, 2021 and 2020 were as follows:

	3 months ended December 31, 2021	3 months ended December 31, 2020	9 months ended December 31, 2021	9 months ended December 31, 2020
	$	$	$	$
Interest income on bank balances	90,439	4,043	321,864	4,070
Interest income on refundable lease deposit	6,897	2,805	17,706	6,367
Interest income on shareholders' loan	670	637	1,985	1,886
Total interest income	98,006	7,485	341,555	12,323

Interest Expense

Components of interest expense for the three and nine months ended December 31, 2021 and 2020 were as follows:

	3 months ended December 31, 2021	3 months ended December 31, 2020	9 months ended December 31, 2021	9 months ended December 31, 2020
	$	$	$	$
Interest expense on leases	319,684	91,358	720,602	189,420
Interest expense on loan	1,260	815	3,451	948
Total finance expense	320,944	92,173	724,053	190,368

Other Income (Expense)

Components of other income (expense) for the three months and nine months ended December 31, 2021 and 2020 were as follows:

	3 months ended December 31, 2021	3 months ended December 31, 2020	9 months ended December 31, 2021	9 months ended December 31, 2020
	$	$	$	$
Foreign exchange (loss) gain	(479,255)	(453,722)	292,038	(1,045,404)
Government assistance	-	(619)	12,103	56,390
Total other (expense) income	(479,255)	(454,341)	304,141	(989,014)

During the current fiscal quarter ended 31 December 2021, we recorded a foreign exchange loss of $479,255 compared to the prior year quarter of $453,722. For the nine months ended December 31, 2021, we recorded a foreign exchange gain of $292,038 compared to a foreign exchange loss of $1,045,404 for the comparative period, arising from a strengthening of the Canadian Dollar against the US Dollar.

SELECTED FINANCIAL INFORMATION – SUMMARY OF QUARTERLY RESULTS

The following table sets out selected quarterly information for the previous 8 quarters of the Company up to December 31, 2021:

	Q3 2022	Q2 2022	Q1 2022	Q4 2021
	3 Months Ended	3 Months Ended	3 Months Ended	3 Months Ended
	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021
	$	$	$	$
Revenue	1,360,811	907,816	867,400	526,435
Net Loss	(14,971,170)	(13,019,280)	(12,530,395)	(7,950,590)
Loss per share - basic and diluted	(0.26)	(0.23)	(0.22)	(0.18)

	Q3 2021	Q2 2021	Q1 2021	Q4 2020
	3 Months Ended	3 Months Ended	3 Months Ended	3 Months Ended
	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020
	$	$	$	$
Revenue	316,329	94,532	23,599	1,000
Net Loss	(8,275,669)	(3,932,444)	(2,958,904)	(891,240)
Loss per share - basic and diluted	(0.22)	(0.16)	(0.21)	(0.05)

The increase in net loss when compared to the prior quarter ended September 30, 2021, was primarily due to an unfavorable change in foreign exchange gain of $2,335,343 arising from a strengthening of the Canadian Dollar against the US Dollar on our US-denominated GICs, higher general and administration expenses of $351,677 and patient services expenses of $480,250, partially offset by a $452,995 increase in patient services revenues, lower sales and marketing expenses of $ 236,350 and research and development expenses of $681,274.

Historically, the Company’s operating results have fluctuated on a quarterly basis and we expect that quarterly financial results will continue to fluctuate. If anticipated patient services revenues in any quarter do not occur when we expect due to unexpected delays in our North American clinic rollout and the economic impact of COVID-19 outbreak, our operating results for that quarter and future quarters may be adversely affected. Furthermore, historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the number of Clinics opened, the number of research and development programs being undertaken at any one time, the stage of the development programs, the timing of significant expenditures for pre-clinical studies and clinical trials and the availability of funding from investors. Because of the historical variations in our operating results, our limited operating history and the rapidly evolving nature of our business, we believe that period-to-period comparisons of our revenue and operating results are not necessarily meaningful and should not be relied upon as indications of our future performance.

LIQUIDITY AND CAPITAL RESOURCES

Cash and Working Capital

Since inception, we have financed our operations primarily from the issuance of equity and, to a lesser degree, from patient revenues from our Clinics and interest income on funds available for investment. The Company's primary capital needs are funds to advance its research and development activities, clinic rollout and digital teletherapy tool development and for working capital purposes. These activities include staffing, preclinical studies, clinical trials and administrative costs.

We have experienced operating losses and cash outflows from operations since incorporation, and will require ongoing financing to continue its research and development, clinic rollout and digital tele-therapy development activities. We have not earned significant revenues from the Clinics, nor have we earned any revenue or reached successful commercialization of any products. Our success is dependent upon the ability to finance our cash requirements to continue our activities. We have significant lease obligations related to our current Clinics, newly leased property, construction and office locations.

On June 3, 2021, the Company applied for and received a $20,000 CEBA loan expansion. The loan is interest-free and is in addition to the initial $40,000 CEBA loan received on September 17, 2020. With a total loan payable of $60,000, the debt forgiveness is not available unless the initial $40,000 is repaid. The loan forgiveness is calculated as follows: 25% on the initial $40,000; plus 50% on amounts above $40,000 and up to $60,000. The maximum amount of debt forgiven is $20,000.

On June 22, 2021, 144,377 FTP Compensation Warrants were exercised at a price of $2.00 for gross proceeds of $288,755.

On July 9, 2021, 24,508 FTP Compensation Warrants were exercised at a price of $2.00 for gross proceeds of $49,015. On July 29, 2021, Field Trip’s Common Shares commenced trading on NASDAQ under the ticker symbol “FTRP”. Our Common Shares continue to trade in Canada on the TSX under its current symbol FTRP. Being dual listed provides the Company with access to greater public funds as required.

During the nine months ended December 31, 2021, 310,391 options were exercised for gross proceeds of $237,439.

There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable to the Company as those previously obtained, or at all. See "Risks and Uncertainties".

The table below sets out our cash, funds held in trust, restricted cash and working capital as at December 31 and March 31, 2021:

	As at	As at
	December 31, 2021	March 31, 2021
	$	$
Cash	18,353,844	38,469,057
Funds held in trust	-	795,516
Restricted Cash	644,858	588,041
Working Capital	72,215,395	109,648,579

Working Capital:
Current Assets	80,797,226	116,109,442
Current Liabilities	8,581,831	6,460,863
Working Capital	72,215,395	109,648,579

Funds held in trust of $795,516 as at March 31, 2021 represent unrestricted funds held at a Canadian chartered bank by the Company’s corporate counsel, representing proceeds from the March Bought Deal Offering which were subsequently released in April 2021.

As at December 31, 2021, the Company had $100,536 (March 31, 2021 - $100,501) of restricted cash held as collateral against FTP’s credit card limit. The funds are invested in two cashable GIC accounts. $35,176 matures on November 6, 2022, and $65,325 matures on January 20, 2023, respectively. The Company also had $544,322 (March 31, 2021 - $487,540) of restricted cash held at the PCs which, under the terms of the Management Services Agreement, must be used to pay PC personnel and expenses before satisfying prior and current management fees.

Working capital represents the excess of current assets over current liabilities. The decrease in our cash was due to cash used in operating activities of $33,849,814, cash used in financing activities of $782,800, partially offset by cash provided by investing activities of $13,955,444.

The following table shows our cash flows from operating, investing and financing activities for the nine months ended December 31, 2021 and 2020:

	9 months ended	9 months ended
	December 31, 2021	December 31, 2020
	$	$
Cash used in to operating activities	(33,849,814)	(9,175,177)
Cash provided by (used in) investing activities	13,955,444	(1,600,630)
Cash provided by (used in) financing activities	(782,800)	11,123,147

Cash related to operating activities

During the nine months ended December 31, 2021, cash used in operating activities of $33,849,814 was primarily due to the net loss of $40,520,845, net changes in non-cash working capital of $1,361,100, unrealized foreign exchange gain of $390,788 and interest income of $283,961 partially offset by interest expense of $724,053 and non-cash items including share-based payments of $5,518,570 and depreciation and amortization of $2,478,213.

During the comparative nine months ended December 31, 2020, cash used in operating activities of $9,175,177 was primarily due to the net loss of $15,167,017, partially offset by non-cash share-based payments of $2,308,555, reverse takeover costs of $2,131,109, depreciation and amortization of $855,083 and net changes in non-cash working capital of $644,602.

Cash related to investing activities

During the nine months ended December 31, 2021, cash provided by investing activities of $13,955,444 consisted primarily of proceeds received from the redemption of short term investments of $16,994,164, partially offset by the acquisition of property, plant and equipment of $2,399,276 for our Seattle, Fredericton, Houston, Vancouver, Scottsdale, DC and Santa Monica Clinics and the Toronto headquarters expansion, acquisition of intangible assets of $217,091 relating to digital tools “Trip” and “Portal”, and refundable security deposits paid for right-of-use assets of $422,353.

During the comparative nine months ended December 31, 2020, cash used in investing activities of $1,600,630 consisted primarily of acquisition of property, plant and equipment for our New York, Santa Monica and Chicago Clinics of $1,359,272, acquisition of intangible assets of $200,075 relating to digital tools “Trip” and “Portal” and refundable security deposits paid for right-of-use assets of $41,283.

Cash related to financing activities

During the nine months ended December 31, 2021, cash used in financing activities of $782,800 was primarily due to repayment of lease obligations of $1,378,009, partially offset by proceeds from the exercise of warrants of $337,770, proceeds from the exercise of stock options of $237,439 and additional CEBA loan received of $20,000.

During the comparative nine months ended December 31, 2020, cash provided by financing activities of $11,123,147 was primarily due to net proceeds of $11,582,902 upon closing of the Class A and Class B equity financing, proceeds from the exercise of stock options of $191,368, and CEBA loan received of $40,000, which were partially offset by repayment of lease obligations of $691,123.

See also "Milestones & Available Funds" for additional commentary of the use of funds by the Company.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Lease obligations

The Company leases real property for its clinical and office locations. Additional (non-lease) rent payments for these locations are variable, and therefore have not been included in the right-of-use asset or lease obligations. The Company is committed for estimated additional variable (non-lease) rent and capital asset payments obligations as follows:

	Additional Rent Payments	< 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years
	$	$	$	$	$	$	$
Total	4,320,781	632,670	616,189	521,667	523,247	467,174	1,559,834

In addition to variable rent payments, the Company has committed to base rent payments at its Canadian and United States Clinics that have been excluded from right-of-use asset and lease obligation balances, as the leases have been executed but have not yet commenced.

	Additional Rent Payments	< 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years
	$	$	$	$	$	$	$
Total	6,658,112	353,977	563,313	622,476	637,392	653,193	3,754,761

Note:

(1)            See "Non-Revenue Generating Projects – Clinical Operations" for additional details.

OUTSTANDING SHARE DATA

The Company has an unlimited number of Common Shares and preferred shares authorized for issuance, of which the following Common Shares are issued and outstanding as at December 31, 2021 and March 31, 2021 as of the date hereof, on a fully-diluted basis and no preferred shares are issued and outstanding:

Class of Securities	Number of Common Share Equivalents as at December 31, 2021	Number of Common Share Equivalents as at March 31, 2021
Common Shares	58,001,514	57,297,238
Warrants	2,071,090	2,071,090
Compensation Warrants	1,034,868	1,034,868
FTP Compensation Warrants	174,384	343,269
Options to purchase Common Shares	6,313,586	5,150,798
Jamaica Facility Shares reserved for issuance	375,000	600,000

Options

During the nine months ended December 31, 2021, the Company granted 1,984,786 options to employees, directors and consultants. The options vest over a period of 1 to 4 years, are exercisable for a period of 2 to 10 years from issuance, and are exercisable at a price of $3.06 to $7.74 per option. The Company also issued 310,391 Common Shares on the exercise of options with an exercise price of $0.50 to $2.68 per Common Share.

See "Liquidity and Capital Resources" for details on options.

Warrants

During the nine months ended December 31, 2021, the Company issued 168,885 Common Shares on the exercise of the FTP Compensation Warrants with an exercise price of $2.00 per Common Share.

See "Liquidity and Capital Resources" and "Subsequent Events" for details on warrants.

Jamaica Facility Shares

FTP is committed to issue 1,200,000 fully paid-up Common Shares to Darwin Inc. (the “Jamaica Facility Shares”). Darwin Inc. shall manage the construction and project management of the Jamaica Facility, oversee of the operations of the Jamaica Facility, and manage government relations.

The 1,200,000 common shares shall be issued as per following closing milestones: 600,000 upon commencement of research in the newly renovated research facility,150,000 one year from the initial closing date (“Cliff”), and 450,000 on a prorated basis quarterly, commencing on the first calendar quarter following the Cliff and ending on the date that is 36 months following the Cliff.

On September 25, 2020 Field Trip issued the first installment of the Jamaica Facility shares, being a total of 600,000 Common Shares. On June 22, 2021 Field Trip issued the second installment of the Jamaica Facility shares of 150,000 Common Shares. On September 30, 2021, Field Trip issued the first quarterly installment of 37,500 shares following the Cliff. On December 22, 2021, Field Trip issued the second quarterly installment of 37,500 shares.

RELATED PARTY TRANSACTIONS

The Company’s related parties include certain investors and shareholders, key management personnel, and entities owned by key management personnel.

Shareholders

Field Trip entered into shareholder loan agreements with two of its advisors for a total of $60,000 in July 2019. The notes are non-interest bearing (i.e., not on commercial terms) and are due on demand or five years from the date of note issuance. These loans are expected to be repaid in full at maturity. The Company measured the loans at fair value at initial recognition using an appropriate market interest rate. The below-market element of the loans was determined at initial recognition as the difference between the loan principal amount and fair value. This difference was recognized in equity as distribution to these shareholders. Total distribution arising from the initial fair value measurement of shareholders’ loan was $13,596. The amortized cost of the loans as at December 31, 2021 was $52,506 and total interest income accrued at market rate in profit or loss for the three months and nine months then ended was $670 and $1,985 respectively.

Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors. Key management as at December 31, 2021 includes fourteen directors and executive officers of the corporation. Key management personnel compensation for the three months and nine months ended December 31, 2021 and 2020 was comprised of:

	3 months ended December 31, 2021	3 months ended December 31, 2020	9 months ended December 31, 2021	9 months ended December 31, 2020
	$	$	$	$
Salaries	769,957	256,661	2,188,416	627,895
Share-based compensation	514,293	26,412	1,393,477	294,501
	1,284,250	283,073	3,581,893	922,396

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in the Company’s internal control over financial reporting that occurred in the three months ended December 31, 2021 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities and the determination of our ability to continue as a going concern. We regularly evaluate our estimates and assumptions related to share-based transaction expense. We base our estimates and assumptions on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of costs and expenses that are not readily apparent from other sources. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.

The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, have been set out in Note 3 of our audited consolidated financial statements.

With the exception of share-based payments (see Note 18), there have been no material changes in any of critical accounting policies and estimates during the current fiscal quarter.

ACCOUNTING CHANGES AND IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Accounting standards or amendments to existing accounting standards that have been issued, but have future effective dates, are either not applicable or are not expected to have a significant impact on our financial statements.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair Value

IFRS 13 - Fair Value Measurements requires disclosure of a three-level hierarchy that reflects the significance of the inputs used in making fair value measurements. All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets

Level 2 - Observable inputs other than quoted prices in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data

Level 3 - Significant unobservable inputs that are supported by little or no market activity

Short-term investments, accounts receivable, lease security deposits, and accounts payable and accrued liabilities are all short-term in nature and, as such, their carrying values approximate fair values. There have been no transfers between any levels of the fair value hierarchy.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. The Company typically settles its financial obligations in cash. The ability to settle obligations in cash is dependent on the Company raising financing in a timely manner and by maintaining sufficient cash in excess of anticipated needs. As at December 31, 2021, the Company had $18,353,844 of cash and cash equivalents and non-redeemable GIC short-term investments of $56,115,161. These investments have remaining maturities of 3 months, and interest rates from 0.35% to 0.80%.

RISKS AND UNCERTAINTIES

The Company’s AIF of even date herewith sets forth material risks and uncertainties that may affect our business, including our future financing and operating results and could cause our actual results to differ materially from those contained in forward-looking statements we have made in this MD&A. The risks and uncertainties AIF, which are incorporated in this MD&A by reference) are not the only ones we face. Additional risks and uncertainties not presently known to us or that we believe to be immaterial may also adversely affect our business. Further, if we fail to meet the future expectations of the public market in any given period now that the Company’s shares are listed, the market price of our Common Shares could decline. We operate in a highly competitive environment that involves significant risks and uncertainties, some of which are outside of our control. (See “Risk Factors” in the AIF for details).